Exhibit 99.1

Province of Saskatchewan

(Canada)

This description of the Province of Saskatchewan is dated as of December 30, 2022 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2022.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Saskatchewan. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

TABLE OF CONTENTS

FURTHER INFORMATION	3

FORWARD-LOOKING STATEMENTS	3

SUMMARY	4

INTRODUCTION	6

Overview	6

Provincial Government	7

Constitutional Framework	7

Legal	7

ECONOMY	8

Recent Developments	8

Principal Economic Indicators	9

Gross Domestic Product	10

Economic Structure	11

Population and Labor Force	12

Income and Prices	13

Capital Expenditures	14

Goods Producing Industries	15

Agriculture	15

Mining and Petroleum/Natural Gas	17

Exports	19

Service Sector	21

GOVERNMENT FINANCES	22

Overview	22

Specific Accounting Policies	23

Restatements	24

Summary of Budget Transactions and Funding Requirements	25

Revenue	26

Program Expenditures / Expenses	30

Loans and Investments	35

PROVINCIAL DEBT	36

Funded Debt of the Province	36

Guaranteed Debt	38

Derivative Financial Instruments	38

Debt Maturities and Sinking Funds	39

Other Debt and Liabilities	40

Debt Record	41

Other Public Sector Debt	41

Pension Funds	41

Defined Benefit Plans	41

Joint Defined Benefit Plans	42

Defined Contribution Plans	43

Government Business Enterprise – Defined Benefit Pension Plans	44

Government Business Enterprise – Defined Contribution Pension Plans	45

CERTAIN CROWN CORPORATIONS AND AGENCIES	46

Introduction	46

Crown Investments Corporation of Saskatchewan (CIC)	46

Introduction	46

Fiscal Year 2021-22 Highlights - Consolidated Basis	46

SGI CANADA	47

Saskatchewan Auto Fund	47

SaskPower	48

SaskTel	48

SaskEnergy	48

FOREIGN EXCHANGE	49

OFFICIAL STATEMENTS	49

DEBT SUMMARY AND TERM DEBT OUTSTANDING	50

FURTHER INFORMATION

This document appears as an exhibit to the Province of Saskatchewan’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on Form 18-K for the fiscal year ended March 31, 2022. Additional information with respect to the Province of Saskatchewan is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments are available on the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained, without charge, from the Province of Saskatchewan, Ministry of Finance, Executive Director of Treasury Management Branch, 6th Floor, 2350 Albert Street, Regina, Saskatchewan, Canada, S4P 4A6.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 29, 2022, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, and was $1.3557. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Saskatchewan ends March 31. “Fiscal 2022” and “2021-2022” refers to the fiscal year ending March 31, 2022, and unless otherwise indicated, “2021” means the calendar year ended December 31, 2021. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Saskatchewan has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Saskatchewan, including, among other things:

•	the Province of Saskatchewan’s economic and political trends;

•	the Province of Saskatchewan’s ability to control expenses and maintain revenues; and

•	the impacts of the COVID-19 pandemic on the economy, revenues and expenses of the Province of Saskatchewan.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF SASKATCHEWAN

Economy	Year Ended December 31
	2017	2018	2019	2020	2021

	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$80,257.0	$82,847.0	$84,501.0	$78,052.0	$88,315.0
Household Income	56,427.0	57,144.0	58,090.0	60,915.0	60,882.0
Capital Expenditures	15,743.1	15,481.3	14,791.5	12,022.5	12,257.2
Annual Increase in Consumer Price Index	1.66%	2.31%	1.75%	0.57%	2.63%
Population by July 1 (in thousands)	1,150.3	1,161.8	1,172.5	1,178.5	1,181.5
Unemployment Rate	6.4%	6.2%	5.6%	8.4%	6.5%

Revenues and Expenses – Summary Entity	Fiscal Year Ended March 31
	2018	2019	2020	2021	2022

	(in millions)
Revenues	$14,019.3	$14,501.6	$14,887.1	$14,523.9	$18,136.2
Current Expenses	14,321.8	14,769.5	15,206.5	15,650.9	19,604.5

Provincial Surplus/(Deficit)	($302.5)	($267.9)	($319.3)	($1,127.0)	($1,468.3)

Public Sector Funded Debt	As at March 31
	2018	2019	2020	2021	2022

	(in millions unless otherwise indicated)
Government Services Organization (GSO) General	$10,308.7	$12,231.2	$13,502.5	$15,678.8	$19,013.5
Government Business Enterprise (GBE) Specific	9,291.2	9,748.0	10,273.7	10,184.4	10,657.3

Total Summary Entity Funded Debt	$19,599.9	$21,979.2	$23,776.2	$25,863.2	$29,670.8
Less: Sinking Funds	1,985.0	2,225.5	2,444.7	2,280.1	2,433.8

Net Public Sector Funded Debt	$17,614.9	$19,753.7	$21,331.5	$23,583.1	$27,237.0

Per Capita ($)	$15,205.56	$16,892.21	$18,086.60	$19,968.08	$22,920.25
As a Percentage of:
Household Income	23.97%	26.62%	28.98%	30.9%	n/a
Gross Domestic Product at Current Market Prices	21.71%	23.98%	26.02%	30.3%	35.2%

[1]	Population is as of July 1st of the preceding calendar year.
[2]	n/a = not available.

INTRODUCTION

Overview

The Province of Saskatchewan (“Saskatchewan” or “the Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650-kilometer southern border with the American states of North Dakota and Montana and its 450-kilometer northern border with the Northwest Territories of Canada. With a 1,250 kilometer distance from north to south, Saskatchewan covers an area of 652,330 square kilometers.

The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About over 40% of all of Canada’s cultivated farm land is located in Saskatchewan.

The population of Saskatchewan was approximately 1,194,803 on July 1, 2022, compared with approximately 1,181,491 on July 1, 2021 and 1,066,026 on July 1, 2011. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 263,659 on July 1, 2021, and Saskatoon, with a population of approximately 340,086 as of the same date.

The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population		Area

1,194,803 (July 1, 2022)		Land:

		• 570,700	square kilometers

Major Urban Centres		220,350	square miles

Regina		Fresh Water:

• Capital of Saskatchewan		• 81,630	square kilometers

• 263,659 (July 1, 2021)*		31,520	square miles

Saskatoon		Total:

• Centre of Saskatchewan’s		• 652,330	square kilometers
resource-based and advanced		251,870	square miles
technology industries		Farm Land:

• 340,086 (July 1, 2021)*		• 268,655	square kilometers

		103,730	square miles

Population Density		Cultivated Farm Land:

1 person per 0.55 square kilometer (per 0.21 square mile)		• 202,470	square kilometers

		78,170	square miles

Mean Temperatures Range (Regina)		Commercial Forests:

January	-11 to -22 degrees Celsius	• 126,300	square kilometers

July	26 to 12 degrees Celsius	48,760	square miles

Mean Precipitation (Regina)

January	15 millimeters

July	59 millimeters

Year	364 millimeters

*	Data for 2022 for Regina and Saskatoon not yet available.

Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Provincial Government

The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General, in turn, is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and Cabinet Ministers of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

Saskatchewan’s Legislative Assembly has 61 seats and is elected for a term of four years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on October 26, 2020, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. As of December 2022, representation is as follows: Saskatchewan Party, 48 seats; New Democratic Party, 12 seats; and, Independent, 1 seat.

Constitutional Framework

Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Legal

The Government is involved in various legal actions, including aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding, the outcome of which is not determinable. Each year, Saskatchewan’s Public Accounts Volume 1 discloses any potential liabilities resulting from these actions that can be reasonable estimated (see additional details on page 61 of Exhibit 99.2, Public Accounts 2021-22, Volume 1).

ECONOMY

Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of all goods and services produced in the province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and services producing industries are directly or indirectly related to agriculture and natural resources, the provincial economy continues to diversify into other service sectors, such as the growing technology sector in the province with activities around information technology, bio-technology, agriscience, etc. Saskatchewan’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, the second largest producer of crude oil and the third largest producer of natural gas in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium. The provincial government also operates crown-owned businesses, operating in electricity generation and transmission, natural gas transmission, auto insurance and telecommunications.

According to Statistics Canada’s estimates, Saskatchewan’s real Gross Domestic Product (GDP) at basic prices declined by 0.7 per cent in 2021, largely driven by a severe drought that affected the agriculture sector. Excluding the agriculture sector, the Saskatchewan economy grew by 3.3 per cent. Canada’s real GDP at basic prices increased by 4.9 per cent in the same year.

Recent Developments

Current economic indicators show significant growth in the first nine months of 2022. Wholesale trade has increased by 53.7 per cent over the same period last year and retail sales increased by 7.7 per cent. Total manufacturing sales grew by 29.5 per cent. International merchandise goods exports grew by 44.6 per cent. Total investment in building construction increased by 28.2 per cent and building permits went up by 32.4 per cent in the first nine months of 2022, compared to the same period in 2021.

The hospitality sector has also recovered from pandemic-related downturn. Sales in food services and drinking places increased by 15.8 per cent in the first eight months of 2022, compared to the same period in 2021.

Saskatchewan’s real GDP is expected to rise by 4.7 per cent in 2022 with growth in investment, employment and the rebound in agriculture production, and by 1.4 per cent in 2023 with a moderate recession factored in.

RECENT ECONOMIC PERFORMANCE

	Saskatchewan	Canada	Covering Period
	(per cent change unless noted otherwise)
Employment	3.66	4.09	Jan - Oct 2022
Unemployment rate, %	4.77	5.40	Jan - Oct 2022
Employment rate, %	64.25	61.60	Jan - Oct 2022
Consumer price index	6.56	6.85	Jan - Oct 2022
Average weekly earnings	3.04	3.03	Jan - Aug 2022
Retail sales	7.70	8.80	Jan - Sep 2022
Wholesale trade	53.72	13.37	Jan - Sep 2022
New motor vehicle sales	(3.45)	(8.76)	Jan - Sep 2022
Sales in food services and drinking places	15.77	32.06	Jan - Aug 2022
Manufacturing sales	29.50	20.17	Jan - Sep 2022
International goods exports	44.60	28.17	Jan - Sep 2022
International goods imports	40.49	22.65	Jan - Sep 2022
Building permits	32.40	11.78	Jan - Sep 2022
Housing starts	(0.15)	(3.97)	Jan - Sep 2022
Total investment in building construction, all types	28.24	12.20	Jan - Sep 2022
Residential	27.27	11.66	Jan - Sep 2022
Non-residential	31.22	13.81	Jan - Sep 2022

Sources: Statistics Canada

Principal Economic Indicators

Mining, quarrying, oil and gas is the largest GDP-contributing sector in Saskatchewan. The dominant commodities from the sector include crude oil, potash, natural gas and uranium. The value of oil sales increased by 95.9 per cent and the number of oil wells drilled increased by 24.8 per cent in 2021. Potash sales increased by 38.2 per cent in 2021. Potash production reached 14.2 million K2O tonnes and went up by 4.6 per cent in 2021, the highest production level in provincial history.

Manufacturing is the second largest GDP-contributing sector among Saskatchewan’s goods-producing industries. Saskatchewan’s manufacturing sales increased by 33.2 per cent in 2021.

Agriculture is the third largest goods-producing industry in Saskatchewan. Saskatchewan farmers harvested 22.5 million tonnes of the major crops (canola, wheat, durum, barley, and others) in 2021, about 43.9 per cent less than the harvest in 2020, due to the widespread drought conditions.

Saskatchewan farm cash receipts amounted to $19.1 billion in 2021, up 16.2 per cent from 2020. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to $5.5 billion, up 34.9 per cent from 2020.

Total international merchandise exports in Saskatchewan grew by 24.3 per cent in 2021, reaching $37 billion. By comparison, Canada’s international merchandise exports grew by 21.6 per cent.

Total new housing starts went up by 35.1 per cent in 2021 while the national average increased by 24.5 per cent.

Retail sales increased by 14.6 per cent in 2021 while wholesale trade rose by 15.9 per cent in 2021. New vehicle sales increased by 1.6 per cent in same year.

Saskatchewan’s employment level increased by 2.6 per cent or 14,100 jobs in 2021. In Canada, employment decreased by 4.8 per cent or 866,200 jobs in the same year.

Saskatchewan’s unemployment rate averaged 6.5 per cent in 2021. The national unemployment rate averaged 7.5 per cent in the same year. Saskatchewan’s employment rate averaged 62.7 per cent in 2021 while the national employment rate averaged 60.2 per cent in the same year.

Saskatchewan’s inflation rate, as measured by the rate of increase in the Consumer Price Index, was 2.6 per cent in 2021 compared to Canada’s inflation rate of 3.4 per cent.

The following table sets forth certain information about economic activity in Saskatchewan and, where provided, Canada, for the five calendar years ending in 2021.

SELECTED ECONOMIC INFORMATION

	2017	2018	2019	2020	2021	Compound Annual Growth Rate(1) 2017-2021

	(in millions of dollars unless otherwise indicated)
Gross Domestic Product (Saskatchewan)
At Market Prices (Current dollars) (2)	$80,257	$83,672	$84,501	$78,052	$88,315	2.4%
At Market Prices (Chained 2012 Dollars)	86,180	87,728	87,379	83,208	82,494	(1.1%)
At Basic Prices (Chained 2012 Dollars)	81,121	82,388	81,992	77,922	77,413	(1.2%)
Gross Domestic Product (Canada)
At Market Prices (Current dollars) (2)	2,140,641	2,235,675	2,313,563	2,209,681	2,509,618	4.1%
At Market Prices (Chained 2012 Dollars)	2,014,933	2,070,888	2,109,991	2,002,923	2,103,305	1.1%
Household Income (Saskatchewan)	56,427	57,144	58,090	60,915	60,882	1.9%
Household Income ($ per capita)	49,053	49,187	49,545	51,690	51,530	1.2%
Capital Expenditures	15,743	15,481	14,792	12,023	12,257	(6.1%)
Retail Trade	19,622	19,632	19,851	19,905	22,819	3.8%
Value of Manufacturing Sales	15,181	18,059	16,846	15,344	20,438	7.7%
Unemployment Rate
Saskatchewan	6.4%	6.2%	5.6%	8.4%	6.5%
Canada	6.4%	5.9%	5.7%	9.6%	7.4%
Annual Increase in Consumer Price Index:
Saskatchewan	1.7%	2.3%	1.7%	0.6%	2.6%
Canada	1.6%	2.3%	1.9%	0.7%	3.4%

Notes:

(1) Compound annual growth rate is determined by distributing the aggregate amount of growth during the relevant period assuming a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2) Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies. GDP at Basic Prices represents the value added by each of the factors of production.

Sources:

Statistics Canada. Table 36-10-0221-01 Gross domestic product, income-based, provincial and territorial, annual (x 1,000,000); Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000); Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x 1,000,000); Table 36-10-0226-01 Household sector, selected indicators, provincial and territorial; Table 34-10-0035-01 Capital and repair expenditures, non-residential tangible assets, by industry and geography (x 1,000,000), 20-10-0008-01 Retail trade sales by province and territory (x 1,000); Table 16-10-0048-01 Manufacturing sales by industry and province, monthly (dollars unless otherwise noted) (x 1,000); Table 14-10-0287-01 Labour force characteristics, monthly, seasonally adjusted and trend-cycle, last 5 months; Table 17-10-0009-01 Population estimates, quarterly; and Table 17-10-0009-01 Population estimates, quarterly

Gross Domestic Product

Saskatchewan’s real GDP at market prices measured in chained 2012 dollars decreased by 0.9 per cent in 2021 and at a compound average annual rate of 1.1 per cent in the period from 2017 to 2021. However, measured in current market prices, Saskatchewan’s nominal GDP grew at a compound average annual rate of 2.4 per cent in the same period.

The following table sets forth the composition of Saskatchewan’s GDP both at current market prices and in chained 2012 dollars for the five years (2017 to 2021).

GROSS DOMESTIC PRODUCT

	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021

	(in millions of dollars unless otherwise indicated)
GDP -Current Market Prices
Final Consumption Expenditures	$54,046	$55,833	$57,333	$55,773	$59,978	2.6%
Gross Fixed Capital Formation	21,694	21,611	19,957	17,373	19,130	(3.1%)
Investment in Inventories	523	403	1,051	(1,108)	(2,849)	n/a
Non-Farm	105	452	787	405	2,014	n/a
Farm	425	(62)	262	(1,492)	(4,863)	n/a
Exports of Goods and Services	50,191	53,775	54,626	49,129	61,142	5.1%
Less: Imports of Goods and Services	(46,250)	(47,936)	(48,439)	(43,128)	(49,047)	1.5%

Total	$80,257	$82,847	$84,501	$78,052	$88,315	2.4%

GDP -Constant Chained 2012 Dollars
Final Consumption Expenditures	$50,084	$51,087	$51,626	$49,487	$52,211	1.0%
Gross Fixed Capital Formation	20,031	19,591	17,804	15,325	16,080	(5.3%)
Investment in Inventories	314	543	1,328	(1,196)	(2,398)	n/a
Non-Farm	104	429	789	274	2,139	n/a
Farm	216	115	546	(1,366)	(3,993)	n/a
Exports of Goods and Services	56,392	57,820	57,366	56,648	55,762	(0.3%)
Less: Imports of Goods and Services	(41,973)	(42,554)	(41,976)	(38,072)	(40,191)	(1.1%)

Total	$86,180	$87,728	$87,379	$83,208	$82,494	(1.1%)

Notes:	(1) n/a = not applicable
(2) Components may not add due to the use of chained fisher price methodology.

Source:	Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

Economic Structure

The following table sets forth Saskatchewan’s real GDP at basic prices by industry for the five years ending on December 31, 2021.

GDP AT BASIC PRICES BY INDUSTRY

	2017	2018	2019	2020	2021	Share of 2021 Total	Compound Annual Growth Rate 2017-2021	% Change 2020-2021

	(millions of $ unless otherwise indicated)
Goods-Producing Industries
Agriculture, forestry, fishing and hunting	$6,990	$6,924	$7,400	$7,492	$4,653	6.0%	(9.7%)	(37.9%)
Mining	22,024	22,610	21,661	19,475	20,559	26.6%	(1.7%)	5.6%
Utilities	1,771	1,838	1,859	1,773	1,798	2.3%	0.4%	1.4%
Construction	6,094	5,844	5,164	4,498	4,471	5.8%	(7.5%)	(0.6%)
Manufacturing	4,751	4,951	4,997	4,737	5,091	6.6%	1.7%	7.5%

	41,630	42,167	41,081	37,975	36,572	47.2%	(3.2%)	(3.7%)

Services Industries
Transportation and Warehousing	3,847	3,852	3,855	3,530	3,495	4.5%	(2.4%)	(1.0%)
Finance, Insurance & Real Estate	10,097	10,298	10,480	10,683	11,014	14.2%	2.2%	3.1%
Wholesale & Retail Trade	7,057	7,264	7,310	7,256	7,583	9.8%	1.8%	4.5%
Business Services	6,662	6,670	6,657	5,762	6,138	7.9%	(2.0%)	6.5%
Institutions	7,923	8,159	8,358	7,978	8,538	11.0%	1.9%	7.0%
Public Administration	3,963	4,095	4,148	4,155	4,226	5.5%	1.6%	1.7%

	39,548	40,336	40,808	39,365	40,995	53.0%	0.9%	4.1%

Real GDP at Basic Prices (All industries)	81,121	82,388	81,992	77,922	77,413	100.0%	(1.2%)	(0.7%)

Notes:	(1) Components may not add up to total due to the use of chained fisher price methodology.

Source:	Statistics Canada. Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x1,000,000)

Population and Labor Force

Saskatchewan’s unemployment rate remained below the national unemployment rate in 2021. The national unemployment rate stood at 7.5 per cent in 2021, while Saskatchewan’s unemployment rate was 6.5 per cent.

In the first ten months of 2022, Saskatchewan’s seasonally adjusted unemployment rate has averaged 4.7 per cent, compared to the national average unemployment rate of 5.3 per cent. During this period, total employment in the province has increased by about 20,080 jobs compared with the same period last year.

The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ending on December 31, 2021.

POPULATION AND LABOR FORCE

	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021

	(thousands, except percentages)
Labour Force
Saskatchewan	595.4	597.4	604.5	593.9	597.1	0.1%
Canada	19,530.3	19,732.0	20,139.7	19,896.6	20,385.3	1.1%
Employed
Saskatchewan	557.6	560.3	570.9	544.1	558.2	0.0%
Canada	18,281.1	18,568.0	18,985.6	17,999.2	18,865.4	0.8%
Employment Rate, %
Saskatchewan	64.2	63.9	64.6	61.3	62.7	n/a
Canada	61.4	61.4	61.9	58.0	60.2	n/a
Unemployed
Saskatchewan	37.8	37.2	33.6	49.8	38.9	0.7%
Canada	1,249.2	1,164.0	1,154.2	1,897.4	1,519.9	5.0%
Unemployment Rate, %
Saskatchewan	6.3	6.2	5.6	8.4	6.5	n/a
Canada	6.4	5.9	5.7	9.5	7.5	n/a
Participation Rate, %
Saskatchewan	68.5	68.1	68.4	66.9	67.1	n/a
Canada	65.6	65.3	65.6	64.1	65.1	n/a

Notes:	(1) Components may not add up to total due to rounding.

Source:	Statistics Canada. Table 14-10-0287-03: Labour force characteristics by province, monthly, seasonally adjusted

Approximately 608 net new jobs were gained in the province in the period from 2017 to 2021. Public administration, manufacturing, and finance, insurance and real estate were the leaders in terms of employment creation during this period.

The following table sets forth selected statistics of employment by industry for the province.

EMPLOYMENT BY INDUSTRY

	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021	Total

	(thousands unless otherwise indicated)
Goods-Producing Industries
Agriculture	38.0	38.6	40.8	36.9	28.8	(6.7%)	5.2%
Mining	24.2	23.9	23.0	19.8	19.6	(5.1%)	3.5%
Utilities	6.6	6.8	6.2	5.9	6.0	(2.4%)	1.1%
Construction	50.5	48.4	45.8	40.2	43.2	(3.8%)	7.7%
Manufacturing	27.4	26.8	29.6	31.0	31.9	3.9%	5.7%

	146.7	144.5	145.5	133.8	129.5	(3.1%)	23.2%

Service Industries
Transportation & Warehousing	28.6	28.7	26.1	24.6	23.6	(4.7%)	4.2%
Wholesale & Retail Trade	90.0	87.7	84.4	82.5	92.5	0.7%	16.6%
Finance, Insurance and Real Estate	26.6	28.0	29.3	28.7	28.2	1.4%	5.1%
Business & Community Services	236.4	241.3	254.9	241.3	249.1	1.3%	44.6%
Public administration	29.2	30.1	30.8	33.2	35.2	4.8%	6.3%

	410.8	415.8	425.5	410.3	428.6	1.1%	76.8%

Total	557.5	560.3	571.0	544.1	558.1	0.0%	100.0%

Notes:	(1) Components may not add due to rounding.

Source:	Statistics Canada. Table 14-10-0023-01 Labour force characteristics by industry, annual (x 1,000)

Income and Prices

Saskatchewan’s primary household income and household disposable income increased at a compound average annual rate of 0.4 per cent and 1.9 per cent, respectively over the period from 2017 to 2021. The following table sets forth household income for Saskatchewan for the five years ending on December 31, 2021.

HOUSEHOLD INCOME

						Compound Annual Growth Rate
	2017	2018	2019	2020	2021	2017-2021

	(thousands unless otherwise indicated)
Household Income
Compensation of Employees	$31,429	32,008	32,366	31,408	33,600	1.7%
Net Mixed Income	7,820	7,565	7,490	7,878	6,371	(5.0%)
Net Property Income[1]	4,678	4,361	4,291	4,423	4,725	0.3%

Primary Household Income	43,927	43,934	44,147	43,709	44,696	0.4%
Plus: Current Transfers Received	10,840	11,323	11,889	15,419	14,633	7.8%
Less: Current Transfers Paid	16,250	16,752	16,825	16,625	17,723	2.2%

Household Disposable Income[2]	38,517	38,505	39,211	42,503	41,606	1.9%

[1]	Property income received less property income paid. Includes rent.
[2]	All current transfers paid by households are deducted.

Source:	Statistics Canada.

The following table reflects the percentage increases in average weekly wages and salaries for calendar years 2017 through 2021 as well as the Consumer Price Index (“CPI”) for Saskatchewan and Canada to 2021. On an annual basis in 2021, Saskatchewan’s CPI increased by 2.6 per cent from 2020, while Canada’s CPI increased by 3.4 per cent from 2020.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Saskatchewan		Canada
	Average Weekly Wages and Salaries	CPI	Average Weekly Wages and Salaries	CPI
2017	2.18%	1.66%	2.02%	1.56%
2018	0.50%	2.31%	2.57%	2.30%
2019	2.66%	1.75%	2.70%	1.95%
2020	4.82%	0.57%	6.64%	0.74%
2021	1.46%	2.63%	3.10%	3.36%

Sources:	Statistics Canada. Table 14-10-0204-01 Average weekly earnings by industry, annual; and Table 18-10-0005-01 Consumer Price Index, annual average, not seasonally adjusted

Capital Expenditures

Capital expenditures consist of investment in capital by both the private and public sectors. The following table sets forth information on Saskatchewan’s capital expenditures for the 2017 to 2021 calendar years.

CAPITAL EXPENDITURES

North American Industry Classification System	2017	2018	2019	2020	2021

	(millions of dollars)
Agriculture, forestry, fishing and hunting	$1,559.0	$1,511.4	$1,428.2	$1,473.0	$1,652.5
Mining, quarrying, and oil and gas extraction[1]	6,512.8	5,441.3	6,153.0	4,450.9	4,314.4
Utilities	1,398.2	1,315.5	1,263.0	1,397.7	1,318.0
Construction	208.9	217.6	182.5	153.1	186.1
Manufacturing	453.1	550.5	616.0	341.9	465.7
Wholesale trade[2]	x	394.9	349.5	x	317.9
Retail trade[2]	x	322.5	226.6	236.0	220.5
Transportation and warehousing	1,561.3	2,324.1	1,597.5	x	873.6
Information and cultural industries	309.6	314.5	281.6	x	468.2
Finance and insurance	243.3	83.6	64.5	71.1	45.1
Real estate and rental and leasing	248.4	289.3	447.7	276.0	223.2
Professional, scientific and technical services[2]	67.3	81.6	63.9	66.4	53.2
Management of companies and enterprises[2]	x	87.3	34.7	x	92.6
Administrative and support, waste management and remediation services[2]	59.2	55.4	61.0	F	42.6

Educational services	192.8	328.3	234.1	253.2	269.4
Health care and social assistance	399.3	281.1	329.7	223.8	310.2
Arts, entertainment and recreation	96.9	108.4	129.8	71.7	63.6
Accommodation and food services[2]	106.8	F	130.0	109.8	96.2
Other services[2]	x	94.9	78.8	51.3	46.3
Public administration	1,553.1	1,520.7	1,119.4	1,032.8	1,197.9

	$15,743.1	$15,481.3	$14,791.5	$12,022.5	$12,257.2

Capital, construction	$10,551.3	$10,839.3	$10,282.6	$7,922.6	$7,700.1
Capital, machinery and equipment	5,191.8	4,642.0	4,508.9	4,099.9	4,557.1

	$15,743.1	$15,481.3	$14,791.5	$12,022.5	$12,257.2

Private Sector	$11,890.8	$11,717.9	$11,209.4	$8,964.9	$8,825.6
Public Sector	3,852.4	3,763.4	3,582.1	3,057.6	3,431.5

	$15,743.2	$15,481.3	$14,791.5	$12,022.5	$12,257.1

[1]	Includes oil and natural gas extraction, potash, uranium, and other minerals.
[2]	Certain data (indicated by “x”) is not available due to the confidential nature of the information.

Sources: Statistics Canada. Table 34-10-0035-01 Capital and repair expenditures, non-residential tangible assets, by industry and geography (x 1,000,000); Table 34-10-0038-01 Capital and repair expenditures, non-residential tangible assets, by type of ownership and geography (x 1,000,000)

Goods Producing Industries

Agriculture

Based on the 2021 Census of Agriculture, Saskatchewan has 34,128 farms. With slightly less than half of the total land area of the province utilized for farming, Saskatchewan has approximately half of the cultivated farmland in all of Canada.

Historically, canola has been one of Saskatchewan’s largest crops in terms of volume and value. From 2017 and 2021, canola accounted for 29.8 per cent of all crops grown in the province and represented 54.3 per cent of canola grown in Canada in the same period. In 2021, canola’s share accounted for 30.0 per cent of the total Saskatchewan crop harvest. Wheat and durum have constituted 39.5 per cent of Saskatchewan’s crop harvest from 2017 to 2021 but reflect 37.6 per cent and 80.7 per cent of Canada’s average wheat and durum production for that same period.

CROP PRODUCTION

						Average
Crop	2017	2018	2019	2020	2021	(2017-2021)

	(metric tonnes)
Barley	3,135,200	3,439,200	4,449,200	4,385,100	2,547,375	3,591,215
Canola	11,311,000	11,308,000	11,394,000	10,967,900	6,758,816	10,347,943
Durum	3,879,000	4,636,100	4,342,400	5,211,200	2,416,061	4,096,952
Flaxseed	447,600	404,200	359,200	453,100	245,890	381,998
Oats	1,989,000	1,689,100	2,215,400	2,296,400	1,152,527	1,868,485
Pulse[1]	4,417,900	4,103,500	4,818,600	5,241,800	2,645,958	4,245,552
Specialty Crops[2]	239,500	280,300	259,200	283,500	166,053	245,711
Wheat	9,306,300	10,241,000	11,018,400	11,027,200	6,417,828	9,602,146
Other[3]	605,500	357,500	244,700	282,600	166,930	331,446

Total[4]	35,331,000	36,458,900	39,101,100	40,148,800	22,517,438	34,711,448

Crop	% of Total	% of Total	% of Total	% of Total
	Sask 2021	Sask 2017-2021	Canada 2021	Canada 2017-2021

	(percentage)
Barley	11.3%	10.3%	36.6%	40.5%
Canola	30.0%	29.8%	49.1%	54.3%
Durum	10.7%	11.8%	79.5%	80.7%
Flaxseed	1.1%	1.1%	71.1%	77.7%
Oats	5.1%	5.4%	41.0%	49.7%
Pulse[1]	11.8%	12.2%	60.1%	63.0%
Specialty Crops[2]	0.7%	0.7%	87.7%	86.4%
Wheat	28.5%	27.7%	33.3%	37.6%
Other[3]	0.7%	1.0%	0.7%	1.5%

Total[4]	100.0%	100.0%	30.8%	37.6%

[1]	Includes dry beans, chick peas, faba beans, lentils and peas.
[2]	Includes canary seed and mustard seed.
[3]	Includes buckwheat, corn for grain, hemp, mixed grains, rye, soybeans and triticale.
[4]	Tame hay and silage have not been included. Components may not add due to rounding.

Sources: Statistics Canada. Table 32-10-0359-01 Estimate areas, yield, production, ave farm price and total farm value of principal field crops

Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2021.

FARM CASH RECEIPTS

	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021	Share of Total 2021	% Change 2020 to 2021

Crop Cash Receipts	(millions)
Wheat & Durum	$2,793	$3,241	$3,272	$3,850	$4,211	10.8%	32.3%	9.4%
Canola	5,436	5,293	4,810	5,894	5,634	0.9%	43.2%	(4.4%)
Barley	352	465	520	627	734	20.1%	5.6%	17.1%
Other Crop[1]	2,542	2,225	2,514	3,302	2,456	(0.8%)	18.8%	(25.6%)

Total Crop Receipts	11,122	11,225	11,117	13,673	13,035	4.0%	100.0%	(4.7%)

Livestock Cash Receipts
Cattle & Calves	$1,545	$1,517	$1,490	$1,359	$1,587	0.4%	66.6%	16.7%
Hogs	336	308	358	355	379	6.1%	15.9%	6.7%

Other[2]	460	484	514	531	416	5.0%	17.5%	(21.6%)

Total Livestock	2,341	2,309	2,362	2,245	2,382	2.2%	100.0%	6.1%

Supplementary, Deficiency, Stabilization	$749	$511	$614	$645	$2,203	30.9%		241.3%

Total Farm Cash Receipts	$14,213	$14,045	$14,086	$16,466	$19,135	7.7%		16.2%

Realized Net Farm Income	$2,581	$2,136	$1,734	$4,093	$5,521	20.9%		34.9%

[1]	Includes net deferments.
[2]	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.

Sources: Statistics Canada. Table 32-10-0045-01 Farm cash receipts, annual (x 1,000); and Table 32-10-0052-01 Net farm income (x 1,000)

Total farm cash receipts reached $19.1 billion in 2021, up 16.2 per cent from 2020.

Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $13.0 billion in 2021, down 4.7 per cent from 2020 due to lower production resulting from the widespread drought in the province in 2021 and while prices were up to compensate for the loss in production. Wheat, durum and canola accounted for $9.8 billion, or 75.5 per cent, of the year’s total cash receipts from crop sales. Farm cash receipts from livestock sales amounted to $2.4 billion in 2021, up 6.1 per cent from 2020. Cattle and calves accounted for $1.6 billion, or 66.6 per cent, of the year’s total cash receipts from livestock sales. Government payments in 2021 amounted to $2.2 billion, up 241.3 per cent from the amount provided by both the federal and provincial governments to farmers in 2020, this is largely due to the government support for producers resulting from the severe drought experienced in 2021.

Saskatchewan’s 2021 realized net farm income amounted to $5.5 billion, compared to $4.1 billion in 2020. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

In 2021, the total value of mineral sales amounted to $19.8 billion, an increase of 66.7 per cent from the prior year due to strong oil and potash prices. Crude oil, natural gas and potash accounted for 95.1 per cent of the total value of mineral sales in 2021.

In the first nine months of 2022, the value of oil production increased by 69.0 per cent while the value of natural gas sales rose by 61.7 per cent, compared to the same period in 2021. The value of potash sales increased by 171.7 per cent in the first nine months of 2022, compared to the same period in 2021.

The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2021.

MINERAL SALES

	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021	Share of Total 2021	% Change 2020 to 2021

Value of Sales	(millions of dollars unless otherwise indicated)
Oil	$8,894	$9,563	$10,472	$5,548	$10,870	5.1%	54.8%	95.9%
Natural Gas	346	228	244	313	453	6.9%	2.3%	44.7%
Potash	4,763	5,713	6,287	5,467	7,556	12.2%	38.1%	38.2%
Uranium	1,413	659	711	317	611	(18.9%)	3.1%	92.7%
Other[1]	373	360.40	364	264	358	(1.0%)	1.8%	35.5%

Total	15,789	16,524	18,077	11,909	19,847	5.9%	100.0%	66.7%

Volume of Production
Oil (millions of barrels)	177	178	178	159	162	(2.2%)		1.8%
Natural Gas (millions of cubic metres)	5,298	5,178	5,050	4,464	4,041	(6.6%)		(9.5%)
Potash (thousands of tonnes)	12,407	13,143	12,559	13,618	14,242	3.5%		4.6%

[1]	Includes gold, sodium sulphate, salt, coal, and base metals and bentonite.

Sources: Saskatchewan Bureau of Statistics (historical data); Ministry of Energy and Resources (current year data).

Oil. Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the province are estimated to be 1.2 billion barrels of crude oil.

In 2021, the value of Saskatchewan’s oil production increased by 95.9 per cent and the volume of oil production increased by 1.8 per cent.

Saskatchewan’s crude oil production is of light, medium and heavy gravity. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent).

Currently, Saskatchewan has two facilities capable of upgrading heavy oil: The Husky Energy Lloydminster Upgrader in Lloydminster and the Co-op Refinery Complex in Regina. Husky’s upgrader currently has a throughput capacity of 82,000 barrels of heavy crude oil per day while the Co-op Refinery Complex has the ability to process 135,000 barrels of crude oil per day. The Moose Jaw Refinery, an affiliate of Gibson Energy Ltd., currently processes about 22,000 barrels per day for use as roofing flux and high-quality road asphalt.

In addition to local companies, a large number of multinational oil and natural gas companies are actively involved in exploration and development in the province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements. For example, new waterflood and enhanced oil recovery (EOR) techniques, including carbon dioxide injection for EOR. The oil industry in the province invested approximately $17.2 billion in the period from 2017 to 2021 exploring for and developing oil reserves. From 2017 to the end of 2021, 9,336 oil wells were drilled in Saskatchewan. In 2021, 1,319 oil wells were drilled in the province.

Natural Gas. The volume of Saskatchewan natural gas produced decreased by 9.5 per cent in 2021 from 2020, while the value of natural gas production available for use or sale increased by 44.7 per cent in the same period. The natural gas industry in the province invested approximately $0.9 million in the period from 2017 to 2021 exploring for and developing natural gas reserves (Note this value does not include investment from TransGas or other pipeline companies in Saskatchewan as well as gas plant cost). During this period, 3 natural gas wells were drilled. In 2021, no natural gas wells were drilled in the province.

Potash. Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

In recent years, the Saskatchewan potash industry has accounted for about 32 per cent of the world’s production and world trade. Saskatchewan’s largest potash market is the United States, followed by Brazil, Indonesia, and China. The Saskatchewan government implemented changes in 2003 and 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes and strong demand growth, the potash industry is expected to be one of the main engines of economic growth for the Saskatchewan economy in the future. The Saskatchewan potash industry has spent over $20 billion since 2005, expanding existing mines and developing new mines in the province, including the K+S solution mine at Bethune, Saskatchewan, the first new potash mine built in the province since the 1970s. There is also the potential for BHP to complete the development of Jansen Stage 1 in 2026 with production coming in the same year instead of 2027 as the company plans to accelerate its work on the mine. Recent geo-political disruptions in Russia and Belarus have also served as a catalyst for this expansion. Other new mines could also be constructed. These expansions of productive capacity are expected to create additional economic growth in other areas as well as and thousands of permanent and construction jobs in the province.

Uranium. Saskatchewan is typically the world’s second largest producer of uranium behind Kazakhstan but was the third largest producer in 2021, with production only from Cigar lake Saskatchewan is the sole producer of uranium in Canada and has been producing uranium continuously since 1953. Uranium production is from the Athabasca Basin in northern Saskatchewan, which contains the largest, high-grade uranium deposits in the world and has significant potential for the discovery of additional deposits. Saskatchewan is recognized as a long-term and stable source of uranium.

Cigar Lake began commercial production in 2015. Uranium production in 2021 was solely from the Cigar Lake uranium mine and milled at the McClean Lake uranium mill located in northern Saskatchewan. Construction of the McClean Lake operation began in 1994. The mining and milling of uranium ore from five open-pit mines have been completed and no conventional mining has been carried out at McClean Lake since 2008.

Future uranium production is forecast from several other deposits, including the restart of the McArthur River uranium mine. The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill. Operations at the McArthur River and Key Lake facilities were suspended indefinitely in 2018 due to continued weakness in the uranium market. However, Cameco recently announced the restart of McArthur River mine with its first production now milled and packaged at the Key Lake mill. McArthur River/Key Lake are expected to produce up to 2 million pounds (100% basis) of uranium concentrate in 2022.

Multiple exploration companies are working towards developing new uranium mines in Saskatchewan. The most advanced projects are NexGen Energy’s Rook 1 project, Denison Mines’ Wheeler River project, and Fission Uranium’s Patterson Lake South project.

The Rabbit Lake mine opened in 1975 was the longest operating uranium mine in North America. Rabbit Lake was transitioned into a safe state of care and maintenance in 2016.

Exports

Based on Statistics Canada’s Provincial Economic Accounts, Saskatchewan’s international exports of goods and services were $39.7 billion in 2021 and accounted for 64.9 per cent of total exports. The other 35.1 per cent of exports consisted of trade with other Canadian provinces. International exports increased at a compound average annual rate of 5.4 per cent over the period from 2017 to 2021. Total exports to other provinces were $21.5 billion in 2021 and increased at a compound average annual rate of 4.5 per cent from 2017 to 2021.

The trade balance was $12.1 billion in 2021, an average annual increase of 32.4 per cent since 2017.

The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2021.

TRADE IN CANADA AND ABROAD

	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021	Share of Total 2021

	(millions of dollars)
Exports
To other countries	$32,186	$34,740	$35,608	$32,253	$39,691	5.4%	64.9%
Goods	30,589	33,017	33,661	30,444	37,719	5.4%	61.7%
Services	1,597	1,723	1,947	1,809	1,972	5.4%	3.2%
To other provinces	18,005	19,035	19,018	16,876	21,451	4.5%	35.1%
Goods	10,819	11,747	11,741	10,103	13,857	6.4%	22.7%
Services	7,186	7,288	7,277	6,773	7,594	1.4%	12.4%

Total exports of goods and services	$50,191	$53,775	$54,626	$49,129	$61,142	5.1%	100.0%

Imports
From other countries	$20,244	$21,361	$20,825	$19,094	$21,076	1.0%	43.0%
Goods	17,352	18,226	17,576	16,727	18,241	1.3%	37.2%
Services	2,892	3,135	3,249	2,367	2,835	(0.5%)	5.8%
From other provinces	26,006	26,575	27,614	24,034	27,971	1.8%	57.0%
Goods	10,833	11,043	11,833	9,284	12,444	3.5%	25.4%
Services	15,173	15,532	15,781	14,750	15,527	0.6%	31.7%

Total imports of goods and services	$46,250	$47,936	$48,439	$43,128	$49,047	1.5%	100.0%

Balance of Trade	$3,941	$5,839	$6,187	$6,001	$12,095	32.4%

Sources:     Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

Farm and intermediate food products, energy products (crude oil) and non-metallic minerals (potash) are Saskatchewan’s principal exports, accounting for 47.1 per cent, 24.2 per cent and 19.8 per cent, respectively, of total international exports in 2021. From 2017 to, 2021, total international merchandise exports increased by 6.6 per cent per year on average, while imports decreased by an average of 1.3 per cent per year.

INTERNATIONAL MERCHANDISE TRADE

	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021	Share of Total 2021

	(millions of dollars)
Exports
Farm, fishing and intermediate food products	$13,276	$13,355	$12,829	$16,293	$17,415	7.0%	47.1%
Energy products	7,990	8,082	7,740	5,141	8,966	2.9%	24.2%
Metal ores and non-metallic minerals	5,087	6,424	6,560	6,046	7,340	9.6%	19.8%
Other	2,304	2,773	2,482	2,287	3,285	9.3%	8.9%

Total Exports	$28,657	$30,634	$29,611	$29,768	$37,005	6.6%	100.0%

Imports
Chemical, plastic and rubber products	$1,748	$1,846	$1,775	$1,735	$1,994	3.4%	18.1%
Machinery, equipment and parts	3,893	4,172	4,112	3,050	3,691	(1.3%)	33.5%
Motor vehicles and parts	1,368	1,560	1,382	954	1,246	(2.3%)	11.3%
Others	4,586	3,592	3,621	4,296	4,075	(2.9%)	37.0%

Total	$11,594	$11,170	$10,890	$10,034	$11,006	(1.3%)	100.0%

Balance of Trade	$17,063	$19,464	$18,721	$19,734	$25,999	11.1%

Sources:     Statistics Canada. Table 12-10-0119-01 Int merchandise trade by province, commodity, and Principal Trading Partners (x 1,000)

The United States is Saskatchewan’s largest trading partner, followed by China. In 2021, Saskatchewan sold $19.9 billion of goods to the United States, which accounted for 53.8 per cent of total international exports. Approximately $4.1 billion of goods were sold to China which accounted for 11.2 per cent of total international exports.

During the 2017 to 2021 period, total international exports grew by 6.6 per cent compound average annual rate from $28.7 billion to $37.0 billion.

In 2021, about 80.5 per cent of goods were imported from the Unites States. Imports from Germany grew significantly by 31.5 per cent from $255 million to $335 million from 2020 to 2021 period.

Total international imports declined by 1.3 per cent compound average annual rate from $11.6 billion to $11.0 billion over the 2017 to 2021 period.

INTERNATIONAL MERCHANDISE EXPORTS AND IMPORTS BY TOP 10 TRADING PARTNERS

	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021	Share of Total 2021
	(millions of dollars)
International Exports
United States	$16,034	$16,834	$16,067	$13,130	$19,906	5.6%	53.8%
China	3,345	4,601	3,131	3,862	4,144	5.5%	11.2%
Japan	1,125	1,110	1,075	1,233	1,329	4.3%	3.6%
Brazil	551	930	1,047	978	1,236	22.3%	3.3%
Mexico	775	820	596	712	992	6.4%	2.7%
Indonesia	585	789	651	679	911	11.7%	2.5%
United Arab Emirates	492	292	412	628	636	6.6%	1.7%
India	1,039	629	775	1,002	604	(12.7%)	1.6%
Algeria	430	299	365	292	557	6.7%	1.5%
Bangladesh	294	292	636	618	547	16.8%	1.5%

Sub-total	24,670	26,595	24,755	23,135	30,862	5.8%	83.4%
Others	3,987	4,039	4,856	6,634	6,143	11.4%	16.6%

Total All Countries	$28,657	$30,634	$29,611	$29,768	$37,005	6.6%	100.0%

International Imports
United States	$9,851	$9,274	$8,685	$8,238	$8,859	(2.6%)	80.5%
Germany	271	365	359	255	335	5.4%	3.0%
China	378	438	503	410	319	(4.1%)	2.9%
Japan	116	123	122	103	287	25.4%	2.6%
Mexico	230	241	411	207	239	1.0%	2.2%
Re-Imports (Canada)	64	62	53	55	135	20.6%	1.2%
United Kingdom	105	113	102	67	86	(5.0%)	0.8%
Italy (incl. Vatican City State)	67	68	70	150	86	6.5%	0.8%
Morocco	15	16	30	19	77	49.5%	0.7%
India	40	46	48	53	68	14.6%	0.6%

Sub-total	11,137	10,744	10,383	9,557	10,491	(1.5%)	95.3%
Others	457	426	508	477	515	3.0%	4.7%

Total All Countries	$11,594	$11,170	$10,890	$10,034	$11,006	(1.3%)	100.0%

Sources: Innovation, Science, and Economic Development Canada

Service Sector

Overview. The service industries form the largest component of the province’s economy. Services contribute a substantial part of the province’s economic growth and create the vast majority of jobs. Services accounted for approximately 76.8 per cent of total employment in the province in 2021.

This sector is comprised of six industries: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the province. This segment of the industry consists of: education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 14.2 per cent of the entire Saskatchewan economy in 2021. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

SERVICE INDUSTRY INDICATORS

	2016	2017	2018	2019	2020	2021	Compound Annual Growth Rate 2017-2021	% Change 2020-2021

	(millions)
Retail Sales (dollars)	$18,804	$19,577	$19,479	$19,529	$19,905	$22,819	3.9%	14.6%
Wholesale Trade (dollars)	25,754	25,911	26,567	26,352	27,783	$32,197	5.6%	15.9%
Value of Building Permits (dollars)	1,971	2,196	1,834	1,588	1,392	1,747	(5.6%)	25.5%
Manufacturing Sales (dollars)	13,654	15,181	17,211	15,554	15,344	20,438	7.7%	33.2%

	$60,182	$62,865	$65,092	$63,023	$64,424	$77,202	5.3%	19.8%

New Housing Starts (units)	4,775	4,904	3,610	2,427	3,087	4,172	(4.0%)	35.1%
New Motor Vehicle Sales (units)	52,099	56,292	50,224	48,735	41,906	42,557	(6.8%)	1.6%

Sources: Statistics Canada. Table 20-10-0008-02 Retail trade sales by industry (x 1,000); Table 20-10-0074-01 Wholesale trade, sales (x 1,000); Table 34-10-0066-01 Building permits, by type of structure and type of work (x 1,000); Table 16-10-0048-01 Manufacturing sales by industry and province, monthly (dollars unless otherwise noted) (x 1,000); Table 34-10-0135-01 Canada Mortgage and Housing Corporation, housing starts, under construction and completions, all areas, quarterly; and Table 20-10-0001-01 New motor vehicle sales.

GOVERNMENT FINANCES

Overview

The Government of Saskatchewan has general authority for the administration of provincial activities and functions within the province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under the authority of numerous provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of organizations and provincial Crown corporations.

The Government’s budgeting and reporting is focused on the Summary Financial Statements (SFS). This combines the General Revenue Fund (GRF), a general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise and from which funds are appropriated by the Saskatchewan Legislative Assembly, with all other organizations and provincial Crown corporations over which the Government has control. A listing of the organizations within the government reporting entity is published on pages 81-83 of the Public Accounts 2021-22 Volume 1 (Exhibit 99.2).

Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year.

The accounts and financial statements of the Province are examined by the Provincial Auditor, an official appointed by the Lieutenant Governor in Council pursuant to The Provincial Auditor Act, P-30.01, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year. The financial statements of certain crown corporations and agencies are also subject to audit by the Provincial Auditor.

On March 23, 2022, the Minister of Finance submitted the budget for the fiscal year 2022-23, which is referred to herein as “Budget 2022-23”.

Specific Accounting Policies

Financial statements of the Province are prepared in accordance with Canadian public sector accounting standards, issued by the Public Sector Accounting Board (“PSAB”).

The Government Reporting Entity

The Government’s budgeting and reporting are focused on the Summary Financial Statements which combines the General Revenue Fund, all other organizations and provincial Crown corporations over which the Government has control, and partnership arrangements.

The Government’s budgetary and reporting fiscal year begins on April 1 and ends on March 31. Adjustments are made for certain organizations within the reporting entity that have financial year-ends that differ from the Government’s fiscal year. Revenue and expenses are recorded on an accrual basis.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the Summary Financial Statements of the Province.

A Government Service Organization is an entity that is controlled by the government but is not a Government Business Enterprise or a partnership. Government Service Organizations include government ministries, certain crown corporations, agencies, boards, and commissions. Government Service Organizations are consolidated after adjustment to a basis consistent with the accounting policies of the Summary Financial Statement on a line-by-line basis, and inter-organization balances and transactions are eliminated.

A Government Business Enterprise is a self-sufficient organization and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. Government Business Enterprises have been accounted for using the modified equity method based on their results prepared in accordance with International Financial Reporting Standards. Using this method, the Government’s investment in government business enterprises, which is initially recorded at cost, is adjusted annually to include the Government’s proportionate share of net earnings or losses and certain other net equity changes of government business enterprises without adjustment to the accounting policies applied to the General Revenue Fund and other Government Service Organizations. Except for dividends and unrealized inter-entity gains and losses, inter-entity balances and transactions are not eliminated. Net equity of Government Business Enterprises is included in the Summary Financial Statements in the Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Statement of Operations. The largest Government Business Enterprises, in terms of revenues, are Saskatchewan Power Corporation and Saskatchewan Telecommunications (these are discussed further in the “Certain Crown Corporations” section of this document).

A partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of governance decisions, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. The government’s interest in partnerships is accounted for using proportionate consolidation after adjustment to a basis consistent with the accounting policies of the Summary Financial Statements. Inter-entity balances and transactions are eliminated.

A current listing of the organizations within the summary government reporting entity is published on pages 81-83 of the Public Accounts 2021-22, Volume 1 (Exhibit 99.2).

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include income and consumption taxes, non-renewable resources revenues, income from Government Business Enterprises, interest and other own-source income, and federal transfers such as the Canada Health Transfer and Canada Social Transfer.

Taxation revenue is recognized when the tax has been authorized by the legislature and the taxable event occurs (such as when taxpayers earn income, purchase products and services, or own real property). Tax concessions are recorded as a reduction in taxation revenue.

Revenues from non-renewable resources are recognized based on production, sales, or profits generated from the specific resource.

Transfers from the federal government are recognized as revenue in the period the transfer is authorized and eligibility criteria are met, except when and to the extent that the transfer stipulations give rise to an obligation that meets the definition of a liability.

Expenses

Expenses are recorded on an accrual basis. The main components of expense include salaries and benefits, transfers, operating costs, financing charges, and amortization. Transfers are recognized in the period during which the transfer is authorized and any eligibility criteria are met. Provisions are recorded for losses on certain loans, investments, loan guarantees, accounts receivable and advances where there has been a loss in value that is other than a temporary decline. Contingent liabilities are recorded when it is likely that a liability exists and the amount can be reasonably determined.

Additional accounting policies are outlined in the Notes to the Summary Financial Statements in the Public Accounts 2021-22, Volume 1 (Exhibit 99.2).

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s Summary Financial Statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be a material difference between the recognized amount and another reasonably possible amount. Details regarding amounts recorded in the Summary Financial Statements are provided on page 53 of the Public Accounts 2021-22, Volume 1 (Exhibit 99.2).

The financial information with respect to the Province set forth herein has been derived from several sources, including the Summary Financial Statements of the Province.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2023” have been taken from the Budget 2022-23 tabled on March 23, 2022. The Budget is prepared on the same basis as the Summary Financial Statements (reflecting the Summary entity).

Restatements

Restatement for Health Sector Affiliates

As of April 1, 2018, it was determined that Health Sector Affiliates met the criteria for inclusion in the government reporting entity. Accordingly, these affiliates were consolidated in the Summary Financial Statements for the first time in fiscal year ending March 31, 2019. This addition to the reporting entity resulted in an increase of $135.4 million to the April 1, 2018, accumulated surplus.

Additional information regarding this restatement is set forth in Volume I of the Public Accounts 2019-20, Note 11 to the Summary Financial Statements.

Summary of Budget Transactions and Funding Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE SUMMARY REPORTING ENTITY

	2018	2019	2020	2021	2022

	(in millions)
Revenues	$14,019.3	$14,501.6	$14,887.1	$14,523.9	$18,136.2

Program expenses	13,761.5	14,122.6	14,531.5	14,930.1	18,886.3
Debt servicing costs	560.3	646.9	675.0	720.8	718.2

Total expenses	14,321.8	14,769.5	15,206.5	15,650.9	19,604.5

Provincial surplus / (deficit) [1]	(302.5)	(267.9)	(319.3)	(1,127.0)	(1,468.3)
Net funding requirements
Deficit/(Surplus)	302.5	267.9	319.3	1,127.0	1,468.3
Non-cash items [2]	699.4	630.7	322.4	813.4	1,147.9

Operating requirements	1,001.9	898.7	641.7	1,940.4	2,616.2
Dividends received from government business enterprises	(700.1)	(709.0)	(698.2)	(638.6)	(665.4)
Loan advances and investing, net of repayments	34.3	(1.0)	(66.2)	29.5	58.7
Acquisition of tangible capital assets	1,421.5	999.4	825.1	828.7	940.5
Sinking fund installments	83.0	110.8	145.9	165.1	196.7
Net refinancing transactions[3]	(291.1)	346.3	611.0	1,091.5	49.9

Net funding requirement[4]	1,549.6	1,645.3	1,459.3	3,416.7	3,196.6
Financing of net funding requirement
Change in cash and short-term investments	(130.2)	(866.5)	28.1	(126.1)	(192.7)
Debt issued (General Revenue Fund)	1,679.8	2,511.8	1,431.3	3,542.8	3,389.3

Total	1,549.6	1,645.3	1,459.3	3,416.7	3,196.6

Debt issued - General Revenue Fund	1,679.8	2,511.8	1,431.3	3,542.8	3,389.3
Debt issued - Government Business Enterprises[5]	624.5	684.1	675.8	1,031.0	746.4

Debt issued - Summary Entity	2,304.4	3,195.9	2,107.1	4,573.8	4,135.7

[1]

As of March 23, 2022, the Province was forecasting a deficit of $462.9 million for the 2022-23 fiscal year. This forecast was revised to a surplus of $1,093.9 million in the Province’s Mid-Year Report issued November 29, 2022.

[2]	Includes amortization of tangible capital assets, net income from government business enterprises, and other non-cash items.
[3]	Net refinancing transactions consist of proceeds from sinking funds and repayment of debentures and other long-term obligations.
[4]	Government business enterprises are accounted for using the equity method; therefore, funding requirements for these entities are not included in this total.
[5]	Government Business Enterprise debt issuances include refinancing transactions net of sinking fund redemptions.

Current year estimated borrowing is as follows:

	Budget Estimate	Mid-Year Forecast
	2023	2023
General Revenue Fund - Operating	$1,070.0	$—
Saskatchewan Capital Plan	1,400.0	1,267.0

Government Service Organizations	2,470.0	1,267.0

Government Business Enterprises[1]	$1,051.7	$1,355.0

Borrowing Requirements[2]	$3,521.7	$2,622.0

[1]	Almost all borrowing is done by the General Revenue Fund. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.
[2]

The GRF’s 2022-23 borrowing requirements at Budget were estimated to be $3,521.7 million. Of this amount, $664.6 million was to refinance maturing debt, $500M was to improve operational flexibility through liquidity, and the remaining amount is to assist with financing capital expenditures and the deficit. At Mid-Year, the borrowing requirements were forecasted to be $2,622 million, which is $900 million lower than budget primarily due to the elimination of GRF operating borrowing requirements, partially offset by increased debt in the Government Business Enterprises.

Revenue

Introduction

The Government receives revenue from taxes, non-renewable resources, other provincial sources, transfers from the federal government and net income from Government Business Enterprises. The following table provides a breakdown of revenue by major source, as described in the “Government Finance – Specific Accounting Policies” above, for the five fiscal years ended March 31, 2022, and the Budget Estimate for fiscal year 2022-23.

SUMMARY REVENUE

	Fiscal Year Ended March 31
							Share
						Budget	of Total
					Actual	Estimate[1]	Revenue
	2018	2019	2020	2021	2022	2023	2023

	(thousands of dollars)
Taxation
Individual income	$2,266,347	$2,340,007	$2,629,064	$2,463,322	$2,880,468	$2,796,900
Provincial sales	2,013,060	2,224,769	2,205,842	2,100,523	2,383,003	2,444,100
Corporation income	581,457	585,527	787,451	440,134	1,007,821	840,500
Property	735,676	763,308	773,973	778,967	763,791	804,100
Fuel	525,131	555,593	507,878	441,696	494,657	507,900
Tobacco	254,341	236,447	206,794	204,255	180,407	198,900
Other	405,822	411,021	442,270	453,077	492,116	500,400

Total Taxation	$6,781,834	$7,116,672	$7,553,272	$6,881,974	$8,202,263	$8,092,800	47.2%

Non-renewable resources
Oil and natural gas	$656,543	$681,565	$667,791	$378,184	$1,009,656	$867,500
Resource surcharge	317,037	393,848	413,344	263,145	539,770	493,100
Potash	308,675	536,008	554,426	421,619	1,266,848	1,451,700
Crown land sales	64,684	58,088	17,127	6,652	22,421	19,300
Other	110,755	65,614	97,610	38,174	81,304	78,500

Total non-renewable resources	$1,457,694	$1,735,123	$1,750,298	$1,107,774	$2,919,999	$2,910,100	17.0%

Other own-source revenue
Fees
Health care	$240,400	$283,300	$280,700	$250,600	$267,700	$1,225,600
Motor vehicle licensing	189,900	204,900	204,300	199,300	206,600	incl in above
Education	160,500	161,400	166,500	150,600	142,300	incl in above
Subsidized housing rental	108,400	108,200	109,100	106,700	108,000	incl in above
Real property sales and leases	111,000	109,900	104,500	102,800	94,700	incl in above
Other	330,909	324,092	335,073	373,916	385,948	incl in above
Insurance	282,666	290,322	279,282	273,686	743,645	400,900
Investment income	113,890	113,917	118,644	151,067	93,168	89,700
Transfers from other governments	74,792	76,409	77,509	81,954	88,588	65,900
Miscellaneous	463,532	455,840	462,784	432,328	586,475	410,400

Total Other own-source revenue	$2,075,989	$2,128,280	$2,138,392	$2,122,951	$2,717,124	$2,192,500	12.8%

Transfers from the federal government
Canada Health Transfer	$1,176,144	$1,203,346	$1,262,739	$1,296,516	$1,331,290	$1,390,000

Canada Social Transfer	435,268	441,623	456,202	465,196	477,679	490,100
Crop insurance contributions	228,400	238,100	224,900	216,700	267,900	1,339,600
Housing subsidy	64,700	0	0	51,400	49,500	incl in above
Labour market initiatives	73,000	78,000	79,900	99,900	104,000	incl in above
Agricultural stability contributions	18,700	92,000	82,200	60,900	242,900	incl in above
Infrastructure	0	148,700	177,500	181,400	248,800	incl in above
COVID supports	0	0	0	478,900	203,600	incl in above
Other	424,042	308,509	306,365	282,157	533,465	incl in above

Total Transfers from the federal government	$2,420,254	$2,510,278	$2,589,806	$3,133,069	$3,459,134	$3,219,700	18.8%

Net income from government business enterprises	1,283,497	1,011,229	855,369	1,278,141	837,651	742,500	4.3%

Total Revenue	$14,019,268	$14,501,582	$14,887,137	$14,523,909	$18,136,171	$17,157,600	100%

[1]	Budget estimates do not provide the same level of detail as is available for actuals.

At Budget, total revenue for 2022-23 was estimated at $17,157.6 million, a decrease of $978.6 million, or 5.4 per cent, from the 2021-22 actual revenue. The decrease was due to lower estimated revenue across all major categories offset by higher estimated revenue from non-renewable resources due to continued strength in the resource sector, mainly higher average potash prices.

First Quarter Update

On August 23, 2022, the Province released its First Quarter Financial Report (Exhibit 99.4). The update indicated that total revenue for the Province was forecast to $19,172.5 million, which is $2,014.9 million (or 11.7 per cent) higher than budgeted. The improvement was largely due to an increase of $1,857.3 million from non-renewable resources primarily due to higher oil and potash prices as well as an increase of $536.5 million in individual and corporate income tax revenue and provincial sales tax revenue reflecting stronger than anticipated economic recovery. These increases were offset by a projected $533.6 million decrease in net income from government business enterprises due to lower investment income and higher natural gas prices.

Mid-Year Report

On November 29, 2022, the Province released it Mid-Year Report (Exhibit 99.5). The report forecasts an additional revenue increase of $336.9 million from the First Quarter (total additional revenues of $2,351.8 million). This primarily reflects an increase in taxation revenues resulting from strong economic growth and higher prices, partially offset by a decrease in non-renewable resource revenue due to lower than estimated average prices of oil and potash.

Taxation

Revenue from taxation includes personal and corporate income taxes, provincial sales tax, tobacco and vapour products tax, fuel tax and other taxes, including liquor consumption, corporate capital and insurance premiums taxes as well as property taxes collected by Boards of Education.

Saskatchewan has a tax on income system for individual income tax. The Provincial tax on income is calculated on federally defined taxable income and consists of three income tax brackets. The 2022 rate for the first bracket, on taxable income up to $46,773 is 10.5%. The rates on the second (taxable income between $46,774 and $133,638) and third (remaining taxable income over $133,638) brackets are 12.5% and 14.5%, respectively.

Saskatchewan also taxes corporate income. The Province’s portion of the general corporate tax rate is 12 per cent, with a reduced tax rate of 10 per cent applied to taxable income related to manufacturing and production. A small business rate of 2.0 per cent is applied to the first $600,000 of active business income for Canadian Controlled Private Corporations that have taxable capital of less than $10 million. Effective from October 1, 2020, to June 30, 2023, this small business was reduced to 0 per cent. From July 1, 2023, to June 30, 2024, the small business rate will be set at 1.0 per cent and will return to 2.0 percent as of July 1, 2024.

Provincial corporate and individual tax is collected by the federal government through the Canada-Saskatchewan Tax Collection Agreement. Because the assessments of these taxes are not finalized until after the end of the taxation year, the federal government estimates the tax and remits this amount to the Province in regular instalment payments throughout the fiscal year.

Saskatchewan Provincial Sales Tax (PST) is a consumption tax that applies at a rate of 6.0 per cent (increased from 5.0 per cent in March of 2017) on the purchase of tangible personal property and certain services consumed or used in Saskatchewan. Certain goods, including basic groceries and agricultural equipment along with certain services such as daycare and healthcare, are exempt from the PST. The Province provides consumer rebates on new home construction as well as a rebate to low-income consumers by way of an individual tax credit.

At Budget, tax revenue was estimated to total $8,092.8 million, or 47.2 per cent, of the total Summary revenue for fiscal 2023, and decrease of $109.5 million, or 1.3 per cent, from the fiscal 2022 actual taxation revenues. Most of the decrease was a reflection of stronger-than-expected 2020 taxpayer assessments resulting in a large positive prior-year adjustment in 2021-22 that was not expected to repeat in 2022-23. This estimate also reflected the partial restoration of the provincial small business corporate income tax rate from 0 percent to 1 per cent, effective July 1, 2022, which has since been extended to July 1, 2023.

Tax revenue was subsequently forecast to increase by $536.5 million due at First Quarter and a further $508.5 million at Mid-Year (an aggregate increase of $1,045.0 million from Budget) due to higher than anticipated Provincial Sales Tax revenue, Individual Tax Revenue and Corporate Tax Revenue, reflecting higher prices and stronger than anticipated economic growth.

Non-Renewable Resources

Non-renewable resource revenue is collected by the Government in respect of the production and sale of crude oil, natural gas, potash, uranium, other minerals, as well as the sale of Crown petroleum and natural gas rights (Crown land sales).

The Province levies a Crown royalty on oil and natural gas produced from Crown lands and a production tax on oil and natural gas produced from freehold lands. Crown lands account for approximately two-thirds of oil production in Saskatchewan.

The Province levies a Crown royalty on potash produced from Crown lands and a production tax on potash produced from both Crown and freehold lands which are composed of a base payment and a profit tax component pursuant to The Mineral Taxation Act, 1983 and The Potash Production Tax Regulations.

A resource surcharge equal to three per cent of the value of sales of oil, natural gas, potash, uranium, and coal produced in the Province is also levied.

At Budget, non-renewable resource revenue is estimated to total $2,910.1 million, or 17.0 per cent, of Summary revenue for fiscal 2023, a decrease of $9.9 million, or 0.34 per cent, from the fiscal 2022 actual revenues. This is primarily due to the decrease in oil and natural gas royalties with a wider light-heavy oil price differential, partially offset by higher West Texas Intermediate (WTI) oil prices and a slight increase in oil production. Except for the drop in non-renewable revenues in fiscal 2021 due to the COVID-19 pandemic, non-renewable resources have been slowly increasing since the price of oil dropped starting in 2014. The expectation is that this increase will again continue over time with the economy’s recovery from the pandemic.

At Mid-Year, non-renewable resource revenues were forecast to be $4,305.7 million, an increase from Budget of $1,395.6 million, reflecting higher oil and potash prices than first estimated.

Other Own-Source

Other Own-Source revenue includes health care fees, crop insurance premiums, education fees, investment income, subsidized housing rental fees, motor vehicle licensing fees and other miscellaneous revenues. These revenues are estimated to total $2,192.5 million, or 12.8 per cent, of Summary revenue for fiscal 2023, a decrease of $524.6 million, or 19.31 per cent, from the fiscal 2022 actual revenues. Income from these sources has remained relatively flat from 2018-2021. The increase in 2022 is attributable to increased insurance revenue resulting from reinsurance recoveries on drought-related crop insurance claims and increased crop insurance premiums due to increased prices and acres insured by producers.

Transfers from the Federal Government

Transfers from the Government of Canada consist of payments made to the Province to support a number of programs. At budget, transfer payments from the federal government were estimated to total $3,219.7 million in fiscal 2023, a decrease of $239.4 million, or 6.9 per cent, from the fiscal 2022 results due primarily to federal contributions that are not expected to be repeated in 2022-23 which includes Canada-Saskatchewan Drought Response initiative and Saskatchewan’s share of the Helping Our Health Systems Recover program. Transfers from the Government of Canada are estimated to represent 18.8 per cent of Summary revenue in 2022-23.

The two major federal transfers to the Province are the Canada Health Transfer (“CHT”) ($1,331.3 million in 2021-22) and the Canada Social Transfer (“CST”) ($477.7 million in 2021-22). CHT and CST were estimated to be $1,390.0 million and $490.1 million, respectively, for the fiscal year 2022-23 Budget estimates.

CHT and CST. The CHT and the CST are the Federal Government’s contributions to the Province in respect of its health care, post-secondary education, childcare, and social service programs. These federal transfers are determined via an equal per capital cash allocation and do not bear a direct relationship to actual program costs. Annual changes to Saskatchewan’s allocation depend on the growth of the total federal funding envelope combined with changes to Saskatchewan’s share of the national population as reported by Statistics Canada.

The CHT and CST programs were renewed by the Federal Government in 2014-15 for a 10-year period. For the first three years, the total federal funding envelope for CHT grew by 6.0 per cent per year. Commencing in 2017-18, the funding envelope for CHT grows by the three-year average growth rate of national nominal Gross Domestic Product with a floor of 3.0 per cent. The funding envelope for CST grows by 3 per cent annually. In 2022-23, CHT federal funding envelope is $45.2B and CST federal funding envelope is $15.938B.

Equalization: Equalization is a federal expenditure program that provides unconditional payments to provinces with below average revenue-raising capacities (fiscal capacities), according to a federal formula. The Constitution states that “Parliament and the Government of Canada are committed to the principle of making Equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.”

Prior to 2008, Saskatchewan qualified for an Equalization payment in all but seven years from program inception in 1957-58 through to 2007-08. Due primarily to a strong economy relative to other Canadian jurisdictions combined with reforms to the Equalization program introduced in the 2007 federal budget, Saskatchewan has not qualified for an Equalization payment since 2007-08.

Stabilization. The Federal Government provides to provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

There are two ways in which a province can qualify for a stabilization payment from the federal Government: (1) a 50% year-over-year decline in resource revenues, net of any offsetting year-over-year increase in non-resource revenues, or (2) a 5% year-over-year decline in non-resource revenues, net of any offsetting year-over-year increase in resource revenues.

Qualifying revenues are calculated in detail according to the provisions of the Federal-Provincial Fiscal Arrangements Regulations, 2007. The payment limit under the Federal Stabilization Program (FSP) has recently been increased to $170 per capita (for 2019-20 and 2020-21 claims) and will be indexed to GDP growth thereafter.

Earlier in the pandemic, several provinces, including Saskatchewan, signaled they may qualify for the program with respect to revenue declines in 2020-21. However, Saskatchewan’s non-resource revenue increased 3%, due to unexpectedly high personal and corporate income tax assessments across Canada in 2020, and resource revenue declined by 33% in 2020-21; therefore, Saskatchewan will not qualify for the FSP in respect of that year.

Net income from Government Business Enterprises

Government Business Enterprises (GBEs) are self-sufficient government organizations whose principal activity is the sale of goods and services to individuals and organizations outside of the Government Reporting Entity. GBEs include SaskPower, SaskTel, SaskEnergy, and Saskatchewan Government Insurance. Budget amounts for GBEs are incorporated as a single amount using the modified equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses. Net income from GBEs were estimated to be $742.5 million, or 4.3 per cent, of Summary revenue for fiscal 2023, a decrease of $95.2 million, or 11.36 per cent, from the fiscal 2022 results. Most of the decrease is due to more normal levels of investment income following large gains in 2021-22. In addition, higher claims expenses (related to claims returning to pre-pandemic levels and customer growth) are projected to reduce Saskatchewan Government Insurance’s net income.

At Mid-Year, net income from GBEs was forecast to be $261.3 million, a decrease of $481.2 from Budget, due to lower than expected net investment income from those entities with market investment portfolios as well as higher natural gas prices affecting the income of SaskPower.

For additional information regarding income from GBEs, see “Certain Crown Corporations.”

Program Expenditures / Expenses

Introduction

The following table provides a breakdown of summary expense on government programs and services for the five fiscal years ended March 31, 2022, and includes the Budget Estimate for fiscal year 2022-23.

	Fiscal Year Ended March 31
							Share
						Budget	of Total
					Actual	Estimate	Expense
	2018	2019	2020	2021	2022	2023	2023

	(thousands of dollars)
Agriculture	$485,078	$666,645	$633,037	$525,934	$3,194,351	$1,040,100	5.9%
Community development	639,585	590,000	641,435	792,587	682,889	729,900	4.1%
Economic development	236,344	224,913	232,560	477,746	520,774	327,700	1.9%
Education	3,471,002	3,382,721	3,501,562	3,276,875	3,685,349	3,800,400	21.6%
Environment and natural resources	257,204	196,139	196,699	254,574	403,120	371,900	2.1%
Financing charges	560,344	646,925	674,967	720,829	718,206	812,000	4.6%
General government	426,069	497,113	505,918	379,395	463,599	544,600	3.1%
Health	5,667,896	5,847,595	6,051,358	6,338,063	6,882,972	6,823,500	38.7%
Protection of persons and property	675,386	780,172	787,087	819,709	961,343	936,200	5.3%
Social services and assistance	1,370,600	1,398,785	1,436,348	1,448,377	1,458,370	1,623,900	9.2%
Transportation	532,295	538,483	545,491	616,853	633,494	610,300	3.5%

Total Expense	$14,321,803	$14,769,491	$15,206,462	$15,650,942	$19,604,467	$17,620,500	100.0%

First Quarter Update

On August 23, 2022, the Province released its First Quarter Financial Report (Exhibit 99.4). The update shows that total expense for the Province is forecast at $18,127.7 million, which is $508.2 million (or 2.8 per cent) higher than the original budget. The is primarily due to a $450 million increase for the one-time affordability payment to Saskatchewan residents. Also contributing to higher expense forecast are pressures in wildfire costs, support for refugees from Ukraine, higher-than-anticipated Saskatchewan Prescription Drug Plan expenditures, increases related to transit and housing supports, and increases to boards of education related to higher maintenance, fuel, and insurance costs. These increases are partially offset by a lower pension cost, vacancy management savings, and lower-than-budgeted financing charges from reduced operating borrowing.

Mid-Year Report

On November 29, 2022, the Province released its Mid-Year Report (Exhibit 99.5), forecasting a further increase in expenses of $286.8 million (total increase of $795.0 million from Budget). This increase was primarily due to increases in Saskatchewan Crop Insurance payments (fully offset by higher premiums received, which are included in revenues) as well as health system pressures.

Agriculture

The agriculture theme includes expenses to assist and improve the agriculture and food industry through development activities including research, education, regulation and investment in the sector as well as providing direct support to producers through loans, income stabilization and insurance programs.

The most significant component of Agriculture expense relates to the Saskatchewan Crop Insurance Corporation. Saskatchewan Crop Insurance Corporation “SCIC” is jointly funded by producers and the federal and provincial governments to provide production insurance to Saskatchewan producers. The federal government must agree to any changes as a condition of providing its share of funding. Crop Insurance premiums are shared between producers (40 per cent), the federal government (36 per cent), and Saskatchewan (24 per cent). Administration costs are shared between the federal government (60 per cent) and Saskatchewan (40 per cent). Producers may choose coverage levels of 50, 60, 70, or 80 per cent of their average yield.

The Crop Insurance Program is updated annually to ensure that it continues to meet the risk management needs of Saskatchewan producers. Premium rates and long-term average yields are adjusted to ensure the program remains actuarially sound. Insured prices are set annually to reflect the forecast market value for each crop.

Premium costs are set with the goal of collecting the correct amount of premiums to recover losses over the long term and maintain a sustainable program. However, as payouts are driven by the weather, there can be significant year-to-year variability.

If premiums do not cover indemnities in a given year, SCIC is required to draw down on the reserves available to it in the Crop Insurance Fund and Reinsurance Funds, which are funded by the cumulative premium surplus less past indemnity payments. When these Funds are drawn down, higher premiums are charged in future years to maintain a cushion for future liabilities and to repay any Reinsurance Fund debt. In addition to the public reinsurance funds, SCIC purchases private reinsurance to stabilize premiums following years with high losses to protect both the program and producers.

AgriStability is a business risk management program designed to help farm operations facing large margin declines caused by production loss, increased costs or market conditions. Coverage is calculated using each participant’s historical tax and supplemental information. Costs of AgriStability are shared by the federal and provincial governments on a 60/40 basis.

The budgeted total Agriculture expense for fiscal year 2023 was $1,040.0 million, a decrease of $2,154.3 million, or 67.4 percent, from the fiscal year 2022 results. The decrease primarily reflects expectations of lower insurance liabilities relating to Saskatchewan Crop Insurance and AgriStability payments. In recent years, there has been a relatively low level of Crop Insurance and AgriStability claims due to favorable growing conditions, with the exception of a spike in fiscal 2022 due to higher crop insurance indemnities and AgriRecovery program costs stemming from the widespread drought, which is not expected to recur in the current year.

As of Mid-Year, Agriculture expense is forecast to increase by $204.3 million, due to an increase in premiums received for the current year’s crop. This additional expense is fully offset by the related premium revenue.

Community Development

The community development theme includes expenses to maintain and develop engaged and vibrant communities, including financial assistance and infrastructure funding to local governments and other authorities, which in turn provide community services. Community development also includes funding directed to specific community services such as sport, culture, arts, and heritage that improve quality of life.

The budgeted total expense for fiscal year 2023 was $729.9 million, an increase of $47.0 million, or 6.9 per cent, from the fiscal year 2022 results. The increase primarily reflects a continued investment Saskatchewan municipal infrastructure (under the Canada Community-Building Fund), partially offset by delays in northern municipal landfill and sewer projects. As of Mid-Year, the expense is forecast to increase by $17.6 million.

Economic Development

The economic development theme includes expenses to strengthen, expand and diversify Saskatchewan’s economy as well as to promote trade and growth in export markets. The expense arises from activities such as research, marketing, product development, financing, financial assistance, technology and infrastructure. Economic development also includes the strategic management of Saskatchewan’s non-renewable resources to support future economic activity.

The budgeted total expense for fiscal year 2023 was $327.7 million, a decrease of $193.1 million, or 37.1 per cent, from the fiscal year 2022 results. The decrease primarily reflects the completion of the Saskatchewan economic recovery rebate as well as an overall reduction in capital funding for SaskPower. As of Mid-Year, this expense is forecast to increase by $475.1 million from Budget, primarily due to a one-time affordability payment to Saskatchewan residents, estimated to cost $450.0 million for the current year.

Education

The education theme includes expenses to develop and maintain a quality pre-kindergarten through post-secondary education system, which is designed to impart knowledge and information, including activities that encourage ongoing learning and the acquisition of specialized skills as well as providing supports to help students be successful.

Education is the second largest expense of Province, constituting 21.6 per cent of 2022-23 budgeted expenses. The most significant components of Education expense are portions of the Ministries of Advanced Education (responsible for post-secondary education support) and the Boards of Education (responsible for elementary and secondary education support).

The budgeted total expense for fiscal year 2023 was $3,800.4 million, an increase of $115.1 million, or 3.1 per cent, from the fiscal year 2022 results. The increase primarily reflects an increase to improve access to high-quality, affordable childcare, partially offset by a decrease for pension expense, largely due to changes in actuarial gains and losses. As of Mid-Year, this expense is forecast to decrease slightly from Budget ($4.1 million).

Environment and Natural Resources

The environment and natural resources theme includes expenses to protect and improve the quality of the environment through the management of fish, wildlife, forests and land, recycling, and the prevention and clean-up of environmental hazards.

The budgeted total expense for fiscal year 2023 was $371.9 million, a decrease of $31.2 million, or 7.7 per cent, from the fiscal year 2022 results. A large portion of the decrease relates to the transfer of compliance and field services to the protection of persons and property theme as a part of the consolidation of the provincial protective services and a decrease related to the Accelerated Site Closure Program. As of Mid-Year, this expense is forecast to decrease by $14.1 million from Budget.

Financing Charges

The financing charges theme includes expenses associated with general debt including interest, foreign exchange gains and losses, discounts and premiums, fees and commissions. It also includes financing costs related to pension and other employee future benefits liabilities, obligations under long-term financing arrangements such as public-private partnerships and capital lease obligations. Please refer to “Pension Funds” for additional information pertaining to the pension liability and related interest expense.

The budgeted total expense for fiscal year 2022 is $812 million, an increase of $93.8 million, or 13.1 per cent, from the fiscal year 2022 results. The increase largely reflects an increase in debt-services costs as a result of growth in both capital and operating debt. This expense remains unchanged as of Mid-year; though increasing interest rates have put pressure on financing costs, the reduction in borrowing and refinancing requirements from the Budget offsets this pressure for the current year.

General Government (formerly Other)

The general government theme includes expenses for centralized government services including: government contributions to and management of employee benefit plans; property, vehicle and information technology management; the collection of government revenues; the formation of budgetary policy; the preparation and audit of the Government’s public accounts; and the constitutional, political and law enactment aspect of the Government.

The budgeted total expense for fiscal year 2022 is $544.6 million, an increase of $81.0 million, or 17.5 per cent, from the fiscal year 2022 results. The increase primarily reflects an increase for the Enterprise Business Modernization Project. As of Mid-Year, this expense is forecast to decrease slightly from Budget ($7.2 million).

Health

Health is the largest expense of the Province, constituting 38.7 per cent of 2022-23 budgeted expenses. Health expense primarily includes the delivery of health services through acute, emergency, rehabilitative, long-term, community-based, and home-based care; cancer prevention, diagnosis and treatment programs; the prevention and control of infectious diseases; the subsidization of prescription drugs; and the education and promotion of healthy lifestyles.

The Province administers and delivers most of Canada’s health care services, with all provincial and territorial health insurance plans expected to meet national principles set out under the Canada Health Act. Each provincial and territorial health insurance plan covers medically necessary hospital and doctors’ services that are provided on a pre-paid basis, without direct charges at the point of service. The provincial and territorial governments fund these services with assistance from federal cash and tax transfers.

The budgeted total expense for fiscal year 2023 was $6,823.5 million, a decrease of $59.5 million, or 0.9 per cent, from the fiscal year 2022 results. The shift is due to the expected decline in pressures across the system related to COVID-19 response. As of Mid-Year, this expense is forecast to increase by $61.4 million from Budget, related to higher utilization of the Saskatchewan Drug Plan and some additional health system pressures.

Protection of Persons and Property

The protection of persons and property theme includes expenses to promote and ensure the security, safety and protection of residents and property, which is mainly achieved through a fair justice system, policing programs and supervision and rehabilitation services for offenders. Protection of persons and property also includes services that promote, support and enforce safe work practices and employment standards; provincial emergency management through 911 services, public safety, and disaster assistance and wildfire management; and victims’ services.

The budgeted total expense for fiscal year 2023 was $936.2 million, a decrease of $25.14 million, or 2.62 per cent, from the fiscal year 2022 results. The change reflects the expected decline in cost related to wildfire season and pandemic response measures, offset by increased investment in the justice system. As of Mid-Year, this expense is forecast to increase by $61.9 million from Budget, due to wildfire costs, support for Ukrainian refugees and the Provincial Disaster Assistance Program.

Social Services and Assistance

The social services and assistance theme includes expenses to provide financial assistance and services to individuals and families in need because of poverty, abuse, neglect and disability. This includes income support programs, accessible and safe housing, child protection services, adoption services and providing life’s needs to persons with intellectual disabilities.

The budgeted total expense for fiscal year 2023 is $1,623.9 million, an increase of $165.5 million, or 11.4 per cent, from the fiscal year 2022 results. The increase primarily reflects measures to invest in affordable housing, income assistance, support the mandate of keeping children safe from abuse and neglect and expand support for those with intellectual disabilities. There is no change to this budgeted amount as of Mid-Year.

Transportation

The transportation theme includes expenses for the development, construction and maintenance of an integrated provincial transportation system using highways, rural roads, bridges, ferry crossings, airstrips and communication networks.

The budgeted total expense for fiscal year 2023 is $610.3 million, a decrease of $23.1 million, or 3.6 per cent, from the fiscal year 2022 results. The decrease primarily reflects higher than anticipated winter maintenance costs along with additional amortization on completed projects in 2022 that are not expected to repeat in 2022-23. There is no change to this budgeted amount as of Mid-Year.

Loans and Investments

The following table sets forth the balances of loans and investments of the Province for the Summary Entity, net of allowances for uncollectible amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above. Government Business Enterprises are discussed further in the “Certain Crown Corporations” section below.

LOANS AND INVESTMENTS FOR SUMMARY ENTITY

	As at March 31, 2022
	(in millions)
	Gross	Provisions	Net
Loans of the General Revenue Fund
Student Loans, direct lending	$390.7	$78.7	$312.0
Loans to Government Business Enterprises	237.4	—	237.4
Other	16.2	12.2	4.0

	$644.3	$90.9	$553.4

Investments in Government Business Enterprises
SaskEnergy Incorporated	$1,234.6	$—	$1,234.6
Saskatchewan Power Corporation	2,959.3	—	2,959.3
Saskatchewan Telecommunications Holding Corporation	1,193.7	—	1,193.7
Saskatchewan Water Corporation	78.2	—	78.2
Saskatchewan Government Insurance	529.3	—	529.3
Saskatchewan Auto Fund	1,051.2	—	1,051.2
Workers Compensation Board	594.9	—	594.9
Municipal Financing Corporation of Saskatchewan	19.0	—	19.0
Saskatchewan Liquor and Gaming Authority	0.7	—	0.7
Saskatchewan Gaming Corporation	71.6	—	71.6
Adjustment	—	40.3	(40.3)

	$7,732.4	$40.3	$7,692.1

Other investments [1]	$467,085.0	—	467,085.0

Total Loan and Investments	$475,461.7	$131.2	$475,330.5

[1]	Details of other investments provided in Schedule 4 (page 66) of the Summary Financial Statements in of the Public Accounts 2021-22, Volume 1 (Exhibit 99.2).

PROVINCIAL DEBT

Funded Debt of the Province

Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan debt securities, loans from financial institutions, changes in deposits held and changes in cash and temporary investments. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, general government purposes, Crown corporations and other entities over which the Government has control. Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for purposes such as agriculture and special investment programs.

The following table sets forth the funded debt of the Province for the Summary Entity as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 for five fiscal years ending March 31, 2022, each as audited under the Province’s accounting policies in effect at the time.

FUNDED DEBT FOR THE PROVINCE OF SASKATCHEWAN 1

	2017	2018	2019	2020	2021	2022

	(millions $)
Gross Direct Funded Debt
Government Services Organization (GSO) General	$8,874.9	$10,308.7	$12,231.2	$13,502.5	$15,678.8	$19,013.5
Government Business Enterprise (GBE) Specific	8,920.6	9,291.2	9,748.0	10,273.7	10,184.4	10,657.3

	$17,795.5	$19,599.9	$21,979.2	$23,776.2	$25,863.2	$29,670.8

Less Sinking Funds
Government Services Organization (GSO) General	$969.9	$1,053.1	$1,191.3	$1,303.2	$1,197.3	$1,405.3
Government Business Enterprise (GBE) Specific	854.1	931.9	1,034.2	1,141.5	1,082.8	1,028.5

	$1,824.0	$1,985.0	$2,225.5	$2,444.7	$2,280.1	$2,433.8

Net Direct Funded Debt
Government Services Organization (GSO) General	$7,905.0	$9,255.6	$11,039.9	$12,199.3	$14,481.5	$17,608.2
Government Business Enterprise (GBE) Specific	8,066.5	8,359.3	8,713.8	9,132.2	9,101.6	9,628.8

	$15,971.5	$17,614.9	$19,753.7	$21,331.5	$23,583.1	$27,237.0

Raised for the purpose of:[2]
General Revenue Fund Operating	$5,409.5	$5,750.1	$6,150.0	$6,150.0	$7,200.0	$9,008.9
General Revenue Fund Capital	1,685.9	2,751.7	4,193.8	5,402.9	6,690.3	8,048.1

Total General Revenue Fund	7,095.4	8,501.8	10,343.8	11,552.9	13,890.3	17,057.0
Saskatchewan Power Corporation	5,844.7	6,065.1	6,243.6	6,398.1	6,128.9	6,275.4
SaskEnergy Incorporated	1,209.9	1,226.9	1,320.0	1,492.2	1,588.2	1,718.9
Saskatchewan Telecommunications Holding Corporation	894.1	946.2	1,030.0	1,107.2	1,220.0	1,431.8
Municipal Financing Corporation of Saskatchewan	218.3	209.1	207.7	203.5	230.0	275.9
Saskatchewan Liquor and Gaming Authority	104.7	104.4	99.0	99.2	95.0	89.8
Saskatchewan Water Corporation	49.4	58.9	61.6	76.3	75.3	74.4
Miscellaneous Summary Entities	555.0	502.5	448.0	402.1	355.4	313.8

	$15,971.5	$17,614.9	$19,753.7	$21,331.5	$23,583.1	$27,237.0

Government Services Organization (GSO) General
Per Capita ($)[3]	$6,896.59	$7,989.63	$9,440.68	$10,343.57	$12,261.65	$14,817.50

As a Percentage of:
Household Income[4]	10.70%	12.59%	14.88%	16.58%	19.00%	n/a
Gross Domestic Product at Market Prices[5]	9.97%	11.41%	13.40%	14.88%	18.58%	22.75%
Government Business Enterprise (GBE) Specific
Per Capita ($)[3]	$7,037.49	$7,215.93	$7,451.53	$7,743.03	$7,706.43	$8,102.75
As a Percentage of:
Household Income[4]	10.92%	11.37%	11.74%	12.41%	11.94%	n/a
Gross Domestic Product at Market Prices[5]	10.17%	10.30%	10.58%	11.14%	11.68%	12.44%
Total Funded Debt
Per Capita ($)[3]	$13,934.09	$15,205.56	$16,892.21	$18,086.60	$19,968.08	$22,920.25
As a Percentage of:
Household Income[4]	21.61%	23.97%	26.62%	28.98%	30.95%	n/a
Gross Domestic Product at Market Prices[5]	20.14%	21.71%	23.98%	26.02%	30.27%	35.18%

[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31st of each year.
[2]	Internal debt consists of the portion of total debt that has been borrowed for and allocated to other Summary entities, primarily Crown corporations.
[3]	Debt per capita is calculated by dividing debt at March 31st by the Province’s population at that same date each calendar year.
[4]	Debt as a percentage of Household Income is calculated by dividing the debt at March 31st by the Province’s Household Income for the previous calendar year.
[5]

Debt as a percentage of Gross Domestic Product at Market Prices is calculated by dividing the debt at March 31st by the Province’s Gross Domestic Product at Market Prices for the previous calendar year.

Note: n/a = not available

On March 31, 2022, gross debt of the Summary Financial Statements amounted to $29,670.8 million as compared to $25,863.2 million on March 31, 2021. Approximately 36 per cent of the gross debt at March 31, 2022, was incurred for Government Business Enterprises leaving approximately 64 per cent of the Summary Financial Statement gross debt at March 31, 2022, incurred for general purposes. As of March 31, 2017, debt for general purposes was approximately 50 per cent of total debt. The increase in general debt is primarily (approximately two-thirds) attributable to the Province’s capital plan spending. The remaining third is attributable to funding the deficits resulting from changes in the oil markets followed by the COVID-19 pandemic.

During fiscal year 2022, the Government issued and sold $3,477.8 million in debentures and $655.8 million of other loans. Of this total ($4,133.6 million), $3,389.3 was issued for general purposes, and $746.4 million was issued for government business enterprises.

During the same period, debentures with a value of $260.4 million and other loans with a net value of $65.7 million were redeemed. Of the total amount ($326.1 million), $54.6 million was for general purposes, and $271.5 million pertained to government business enterprises.

The Government’s sinking funds totalled $2,433.8 million at March 31, 2022. Contributions to the Government’s sinking funds amounted to $289.4 million in fiscal year 2022 with redemptions of $175.6 million.

The following table sets forth the Summary Financial Statement gross debt characteristics at March 31, 2022.

GROSS DEBT CHARACTERISTICS

	Percentage of Total	Weighted Average Term to Maturity[1] (years)		Weighted Average Interest Rate[1]
Debentures[2]	90%	16.23		3.29%
Canada Pension Plan Debentures[3]	2%	9.61		3.58%
Promissory Notes	7%	0.18		0.52%
Other Loans	1%	—	[4]	— [4]

Gross Debt	100%	14.92		3.09%

[1]	Weighted by the total principal amount of each loan issue.
[2]	Includes all public and private debentures issued by the GRF other than those issued to the Canada Pension Plan.
[3]

The Canada Pension Plan (CPP) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Provincial securities sold to the CPP prior to July 1, 2005, are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years. The securities are not negotiable, transferable or assignable. The securities are callable in whole or in part, before maturity, at the option of the Province.

[4]	Not calculated.

Guaranteed Debt

The following table sets forth guaranteed debt for the five fiscal years ended March 31, 2022.

GUARANTEED DEBT

	2018	2019	2020	2021	2022

	(millions $)
Guaranteed Debt	$19.5	$18.8	$1.4	$0.3	$0.3

The majority of guaranteed debt consists of guarantees pertaining to agriculture programs.

Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations are separately authorized to provide guarantees of the debt of others.

The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

The 2022-23 Budget reflects a commitment to guarantee approved loans advanced by Saskatchewan Indigenous Investment Financing Corporation (SIIFC), a new Crown Corporation established under The Saskatchewan Indigenous Investment Finance Corporations Act effective May 18, 2022. The SIIFC may guarantee approved loans up to $70 million. The current year budget anticipates that SIIFC will have guaranteed an estimated $35 million in loans by March 31, 2023.

Derivative Financial Instruments

The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used by the Province to convert the liability for foreign currency borrowing and associated costs into Canadian dollars. The Province uses interest rate swap contracts to convert certain interest payments from floating interest rates to fixed interest rates.

The Ministry of Finance’s general policy is to execute derivative transactions only with counterparties that have a minimum credit rating of “A” with a stable outlook as determined by major credit rating agencies.

As of March 31, 2022, the Province of Saskatchewan carried fluctuating rate debt of $3,372.8 million, consisting of floating rate debentures, short-term promissory notes and debt maturing within one year.

As at March 31, 2022, the Province had three outstanding interest rate swap contracts to convert certain interest payments from a floating to fixed basis. The swap has a notional principal value of $195.4 million with a mark-to-market value of $2.4 million. Mark-to-Market is an indication of the swap’s value at a certain date. This represents the estimated realizable gain, and is equivalent to the present value of future savings based on market conditions as at March 31, 2022.

The Province has also executed foreign currency swap contracts to convert foreign currency denominated debt into Canadian dollar denominated debt. The mark-to-market value of these swap contracts are as follows:

SWAPS

Termination	Original	Original		Current	Current		Mark-to-
Date	Currency	Amount		Currency	Amount	Purpose	Market
							(thousands CDN $)
15-Jul-22	US$	100,000	[1]	CDN$	121,500	General Revenue Fund	144
15-Jul-22	US$	50,000	[2]	CDN$	65,135	General Revenue Fund	(2,608)
15-Jul-22	US$	50,000	[2]	CDN$	62,565	General Revenue Fund	(138)
15-Jul-22	US$	25,000		CDN$	32,613	SaskPower	(1,866)
15-Jul-22	US$	25,000		CDN$	32,463	SaskPower	(1,382)
15-Jul-22	US$	25,000		CDN$	31,948	SaskPower	(864)
15-Jul-22	US$	25,000		CDN$	33,498	SaskPower	(2,400)
15-Jul-22	US$	25,000		CDN$	32,150	SaskPower	(1,020)
15-Jul-22	US$	25,000		CDN$	31,488	SaskPower	(397)
15-Jul-22	US$	25,000		CDN$	29,225	SaskPower	2,139
15-Jul-22	US$	25,000		CDN$	32,938	SaskPower	(1,527)
01-Mar-32	CHF	100,000		CDN$	137,931	General Revenue Fund	(3,072)
31-Dec-41	EUR	120,000		CDN$	174,500	General Revenue Fund	(13,703)
06-Oct-50	EUR	115,000		CDN$	179,780	General Revenue Fund	(20,492)

		735,000			997,731		(47,188)

[1]	Reflects an interest-only currency swap from US to CDN dollars.
[2]	Reflects a principal-only currency swap from US to CDN dollars.

Debt Maturities and Sinking Funds

The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the Government’s gross debt and related sinking fund balances at March 31, 2022.

DEBT MATURITY SCHEDULES

Fiscal Year	Canadian	Sinking Fund	Net Estimated
ending March 31	Dollar Debt[1]	Balances	Maturities
	(Thousands)	(Thousands)	(Thousands)
2023	$2,743,631	$239,506	$2,504,125
2024	878,288	11,959	866,329
2025	1,318,222	85,672	1,232,550
2026	1,445,546	94,118	1,351,428
2027	1,614,819	59,948	1,554,871

1 - 5 years	$8,000,506	$491,203	$7,509,303
2028-2032	6,736,262	544,232	6,192,030
2033-2037	1,504,226	434,912	1,069,314
2038-2042	2,239,960	292,586	1,947,374
2043-2047	3,700,000	337,253	3,362,747
2048-2052	4,804,780	242,493	4,562,287
After 2052	2,685,000	91,089	2,593,911

	$29,670,733	$2,433,766	$27,236,967

[1]	For amounts originally issued in foreign currency, the table incorporates the Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2022.

Sinking funds are maintained by the Province and certain Crown Corporations for the orderly retirement of a portion of debt. Current regulation requires that a minimum of 1.0 per cent of the face value of issued debt be contributed annually where the debt carries a term of 10 years or more. Additionally, for any debt carrying a term of 10 years or more that is issued specifically for capital spending under the Saskatchewan Capital Plan, a minimum of 2.0 per cent annual contribution is required.

Funds contributed are managed according to approved investment policies. Currently, the Province’s sinking fund is invested securities issued by the Government of Canada or the Canadian Provinces.

Other Debt and Liabilities

The following table sets forth the amount of unfunded debt of the Summary Entity (as described in “Government Finance – Specific Accounting Policies” above) for the five fiscal years ending March 31, 2022

OTHER DEBT & LIABILITIES OF THE SUMMARY ENTITY

	Fiscal years Ended March 31
	2018	2019	2020	2021	2022

	(Millions $)
Accounts Payable & Accrued Liabilities	$2,730.6	$3,240.4	$3,003.4	$3,148.9	$3,145.2
Unearned Revenue	158.2	148.8	179.7	527.2	437.4
Obligations under long-term financing arrangements	1,703.4	1,998.9	1,472.3	1,440.7	1,407.4
Other liabilities	583.7	260.7	386.2	512.2	515.3

	$5,175.9	$5,648.7	$5,041.6	$5,629.0	$5,505.3

Note: The above listing does not include any amount related to pension liabilities.

Debt Record

The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

The Summary Financial Statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to municipalities and certain other local authorities. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have the power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies, and, relative to the gross debt of the Summary Financial Statements and the GDP of the Province, debt incurred by these bodies is not significant.

Pension Funds

The Government sponsors several defined benefit pension plans and a defined contribution pension plan. The Government also participates in a joint defined benefit pension plan.

Defined Benefit Plans

Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years’ highest salary, multiplied by the years of service to a maximum of 35 years. Employees contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

Actuarial valuations are performed at least triennially. When a valuation is not done in the current fiscal year an actuary extrapolates the most recent valuation. Valuations and extrapolations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long-term rates and short-term forecasts. Estimates vary based on the individual plan.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values based on the actual market values averaged over a four-year period.

The two main defined benefit plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). More than 40 years ago, the Government mitigated its pension liability exposure when it introduced the Saskatchewan Teachers’ Retirement Plan (STRP) and the Public Employees’ Pension Plan (PEPP) and closed the TSP and the PSSP to new members. The Government’s contributions to the STRP and PEPP are fixed and there is no pension liability exposure for the Government under these plans (see discussion below).

Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan, and the Pension Plan for the Non-Teaching Employees of the Saskatoon School Division No.13 (PPNTE). Defined benefits are also payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA).

The Government is required to match employee current service contributions for all plans except the PSSP, Judges and PPNTE. Funding contributions are required for the PPNTE. Separate pension plan assets are maintained for TSP, Judges and PPNTE. For the other plans, employee contributions are received and pension obligations are paid directly by the Government.

Joint Defined Benefit Plans

Joint defined benefit plans are governed by formal agreements between the joint sponsors (i.e., participating employers and plan members) establishing that the joint sponsors have shared control over the plan. Funding contributions and significant risks of the plan are shared on an equitable basis between the joint sponsors. Accordingly, the Government accounts for only its portion of the plan. Plan assets and surpluses are restricted for member benefits or certain other purposes set out in the agreements. Plan benefits are determined on the same basis as defined benefit plans.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values by averaging the difference between the net investment income on a market value basis and the expected investment income, based on the expected rate of return on plan assets, over a five-year period.

The Government also participates in the Saskatchewan Healthcare Employees’ Pension Plan (SHEPP), a joint defined benefit plan for employees of the Saskatchewan Health Authority and certain other Government health entities. The Government participating employers contribute to the plan at the ratio of 1.12 to 1 of employee contributions and any actuarially determined deficiency is the responsibility of participating employers and employees at the same ratio. The Government portion of employer contributions represents approximately 98 per cent of total participating employer contributions to the plan.

Information regarding the defined benefit plans and the joint defined benefit plan of government service organizations is as follows:

							2022	2021
	TSP	PSSP		Others		SHEPP	Total	Total
Plan status	closed	closed		closed	[1]	open	n/a	n/a
Employee contribution rate (percentage of salary)	7.85	7.00-9.00	[2]	5.00-8.10	[2]	8.10-10.70	n/a	n/a
Number of active employees	41	12		1,104		38,906	40,063	39,603
Average age of active employees (years)	67.1	65.8		47.9		43.1	43.3	44.0
Number of former employees entitled to deferred pension benefits	4,638	1		182		2,004	6,825	7,051
Number of superannuates and surviving spouses	10,581	4,378		617		20,731	36,307	35,876
Actuarial valuation date	June 30/21	Dec. 31/20		Various		Dec. 31/20	n/a	n/a
Long-term assumptions used
Rate of compensation increase (percentage)	2.00	n/a		3.00-3.25		2.75	n/a	n/a
Expected rate of return on plan assets (percentage)	4.10	n/a		4.70-6.05		6.00	n/a	n/a
Discount rate (percentage)	3.00	2.90		2.60-5.85		6.00	n/a	n/a
Inflation rate (percentage)	2.00	2.00		2.00-2.25		2.00	n/a	n/a
Expected average remaining service life (years)	0.20	—		9.00-12.00		12.90	n/a	n/a
Post-retirement index (percentage of annual increase in Consumer Price Index)	80	70		Various		Ad hoc	n/a	n/a

[1]	Judges and PPNTE are open to new membership; all other plans are closed.
[2]	Contribution rate varies based on age upon joining the plan.

Defined Contribution Plans

Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary. The Government provides contributions at specified rates for employee current service. Pension plan assets of government-sponsored defined benefit and defined contribution plans are invested in fixed income securities, equities, real estate, pooled investment funds and short-term monetary items. The investment in government of Saskatchewan securities is insignificant for all plans.

The Government sponsors the Public Employees Pension Plan (PEPP). The Government provides contributions to the plan at specified rates for employee current service. The government also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP) which is sponsored by the Saskatchewan Teachers’ Federation, as well as the Municipal Employees’ Pension Plan (MEPP) and the Regina Civic Employees’ Superannuation and Benefit Plan (RCESP). The Government has fully funded its share of contributions to the defined contribution plans.

Information regarding the defined contribution plans of government service organizations is as follows:

						2022	2021
	PEPP		STRP [1]	MEPP [2]	RCESP [3]	Total	Total
	Government Sponsored						(Restated)
Plan status	open		open	open	open	n/a	n/a
Employee contribution rate (percentage of salary)	5.00-9.00	[4]	9.50-11.70	9.00	8.80-13.10	n/a	n/a
Government contribution rate (percentage of salary)	5.00-11.50	[4]	7.25-9.25	9.00	9.80-14.60	n/a	n/a
Government service organization participation
Number of active employees	19,253		15,472	10,089	2,271	47,085	45,980
Employee contributions (thousands of dollars)	$95,124		$117,614	$27,623	$10,547	$250,908	$239,893
Government contributions (thousands of dollars)	$111,085		$91,942	$27,645	$11,747	$242,419	$232,250

[1]

Teachers employed by Boards of Education after July 1, 1980, participate in the STRP, a contributory defined benefit pension plan. The Government contributes an amount that is set through provincial negotiations.

[2]

Certain employees of Boards of Education and Regional Colleges participate in the MEPP, a multi-employer defined benefit plan. All costs, including costs of any actuarially determined deficiency, are equally shared by the employers and employees. At December 31, 2021, audited financial statements for the MEPP reported an accrued benefit obligation of $2,399.5 million (2020 - $2,359.2 million) and plan assets at market value of $3,543.9 million (2020 - $3,198.1 million). The fair value of plan assets declined to $3,396.8 million at March 31, 2022.

[3]

Certain employees of the Saskatchewan Health Authority and a Board of Education participate in the RCESP, a multi-employer defined benefit plan. Amended provisions effective January 1, 2016, require the actuarially determined deficiency as at December 31, 2014, to be amortized over a period of no more than 20 years. The pre-amendment deficiency will be funded through participating employer and employee contributions at a rate of 60 per cent and 40 per cent respectively and any future deficits funded on a 50:50 basis. At December 31, 2021, audited financial statements for the RCESP reported an accrued benefit obligation of $1,633.8 million (2020 - $1,570.1 million) and plan assets at market value of $1,835.8 million (2020 - $1,718.1 million). The fair value of plan assets declined to $1,742.5 million at March 31, 2022.

[4]	Contribution rate varies based on employee group.

The following reflects pension liability changes for five years ending March 31, 2022:

PENSION LIABILITY

	2018	2019	2020	2021	2022
Accrued benefit obligation, beginning of year	$8,245,724	$7,926,465	$7,804,029	$7,149,338	$7,052,249
Current period benefit cost	19,422	17,934	17,846	16,878	19,894
Interest cost	251,695	233,537	210,182	225,577	204,615
Actuarial losses (gains)	(109,226)	103,677	(410,577)	123,838	(109,320)
Benefit payments	(481,150)	(477,584)	(472,142)	(463,382)	(451,631)

Accrued Benefit Obligation, End of Year	$7,926,465	$7,804,029	$7,149,338	$7,052,249	$6,715,807

Plan assets, beginning of year	$449,375	$439,218	$417,884	$408,326	$402,361
Employer contributions	415,047	418,945	428,366	417,188	409,319
Employee contributions	4,734	4,104	4,088	4,154	4,966
Return on plan assets	69,731	37,472	36,302	36,977	35,236
Actuarial losses	(18,519)	(4,271)	(6,172)	(902)	(5,022)
Benefit payments	(481,150)	(477,584)	(472,142)	(463,382)	(451,631)

Plan Assets, End of Year	$439,218	$417,884	$408,326	$402,361	$395,229

	$7,487,247	$7,386,145	$6,741,012	$6,649,888	$6,320,578
Unamortized estimation adjustments[1]	170,630	(67,010)	406,598	(78,285)	104,514
Joint defined benefit plan (SHEPP) net asset	0	(774,200)	(926,019)	(1,175,750)	(1,494,067)
Valuation allowance[2]	1,025	777,612	930,730	1,179,992	1,502,824

Total Pension Liabilities	$7,658,902	$7,322,547	$7,152,321	$6,575,845	$6,433,849

[1]

Unamortized estimation adjustments are amortized to pension expense over the expected average remaining service life of the related employee group at the time the estimate adjustments arose and commence the year following the adjustment.

[2]	The valuation allowance includes amounts that reduce the Government’s portion of the SHEPP plan assets to nil as plan assets and surpluses are restricted for member benefits.

The following reflects the pension expense of government service organizations for five years ending March 31, 2022:

PENSION EXPENSE

(thousands of dollars)	2018	2019	2020	2021	2022
Defined benefit plans
Current period benefit cost	$19,422	$17,934	$17,846	$16,878	$19,894
Amortization of estimation adjustments	90,142	(129,692)	69,203	(360,143)	78,501
Employee contributions	(4,734)	(4,104)	(4,088)	(4,154)	(4,966)
Change in valuation allowance	1,025	2,387	1,299	(469)	4,515
Pension interest cost (schedule 15)	181,964	196,065	173,880	188,600	169,379

Pension (recovery) expense, defined benefit plans	$287,819	$82,590	$258,140	($159,288)	$267,323
Other plans
Pension expense, joint defined benefit plan	$156,442	$173,613	$176,915	$180,064	$190,182
Pension expense, defined contribution plans	210,498	211,669	218,053	232,250	242,419

Total Pension Expense (schedule 16)	$654,759	$467,872	$653,108	$253,026	$699,924

Government Business Enterprise – Defined Benefit Pension Plans

There are additional employee pension plans of government business enterprises that are accounted for in the investment in government business enterprises.

The two main defined benefit plans of government business enterprises are the Power Corporation Superannuation Plan (SaskPower) and the Saskatchewan Telecommunications Pension Plan (SaskTel). Other plans include the Saskatchewan Government Insurance Superannuation Plan, the Liquor Board Superannuation Plan, and the Pension Plan for the Employees of the Saskatchewan Workers’ Compensation Board (WCB). The WCB pension plan was wound up during 2020-21. The Government contributes the amount necessary to fund the payment of pension benefits.

Information on the defined benefit plans of government business enterprises is as follows:

				2022	2021
	SaskPower	SaskTel	Others	Total	Total
Plan status	closed	closed	closed	n/a	n/a
Number of active employees	7	8	1	16	24
Number of former employees, superannuates and surviving spouses	1,547	1,794	231	3,572	3,667
Employee contributions (thousands of dollars)	$0	$0	$2	$2	$2
Government contributions (thousands of dollars)	$0	$0	$2,522	$2,522	$3,597

Benefits paid (thousands of dollars)	$58,555	$63,366	$5,481	$127,402	$133,171
Actuarial valuation date	Dec. 31/19	Mar. 31/20	Various	n/a	n/a
Long-term assumptions used
Discount rate (percentage)	3.90	3.90	3.90-4.10	n/a	n/a
Inflation rate (percentage)	2.00	2.25	2.00	n/a	n/a
Post-retirement index (percentage of annual increase in Consumer Price Index)	70	100	Various	n/a	n/a

Based on the latest actuarial valuation with extrapolations to the government business enterprises’ year end, the present value of the accrued benefit obligation and the fair value of plan assets are shown in the table below:

(thousands of dollars)				2022	2021
	SaskPower	SaskTel	Others	Total	Total
Accrued benefit obligation	$726,024	$887,521	$62,967	$1,676,512	$1,891,403
Fair value of plan assets	639,737	984,864	36,560	1,661,161	1,733,673

Plan Deficit (Surplus)	86,287	(97,343)	26,407	15,351	$157,730
Valuation allowance	0	97,343	3,324	100,667	39,933

Pension Liabilities	$86,287	$0	$29,731	$116,018	$197,663

Government Business Enterprise – Defined Contribution Pension Plans

Information on government business enterprises’ participation in PEPP is as follows:

	2022	2021
Plan status	open	open
Employee contribution rate (percentage of salary)[1]	4.45-8.60	4.45-8.60
Government contribution rate (percentage of salary)[1]	5.50-11.00	5.50-11.00
Government business enterprise participation
Number of active employees	12,597	12,377
Government contributions (thousands of dollars)	$72,454	$70,416

[1]	Contribution rate varies based on age upon joining the plan.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Introduction

Saskatchewan’s Crown corporations are involved in a broad range of activities including providing electricity, natural gas, telecommunications, insurance and other goods and services, primarily within the province’s borders. Crown corporations are almost exclusively commercial enterprises intended to be self-sustaining.

Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (GRF). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by provincial Crown corporations must be approved by Saskatchewan’s Minister of Finance.

For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. As discussed below, most Crown corporations with self-sustaining commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Self-sustaining Crown corporations are accounted for in accordance with International Financial Reporting Standards (IFRS), and they are consolidated in the Government’s financial statements using the modified equity method. Crown corporations that are not self-sustaining are accounted for in accordance with Canadian public sector accounting standards, and are consolidated after eliminating inter-entity balances and transactions.

Crown Investments Corporation of Saskatchewan (CIC)

Introduction

CIC is a provincial Crown corporation without share capital, established and operating under the authority of The Crown Corporations Act, 1993. CIC as a legal entity does not carry debt. CIC is wholly owned by the Government of Saskatchewan. CIC is responsible for certain government investments including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council.

As at March 31, 2022, there were seven corporations so designated: Saskatchewan Gaming Corporation (SGC), Saskatchewan Government Insurance (SGI CANADA), Saskatchewan Opportunities Corporation (SOCO), Saskatchewan Power Corporation (SaskPower), Saskatchewan Telecommunications Holding Corporation (SaskTel), Saskatchewan Water Corporation, and SaskEnergy Incorporated (SaskEnergy). Of these corporations, SaskPower, SaskTel, SaskEnergy and SGI CANADA are the most significant in terms of assets, liabilities, and operating income generated. On April 1, 2022, SOCO was moved under the authority of Innovation Saskatchewan. All of SOCO’s assets, liabilities, and equity will be transferred effective December 31, 2022.

The Saskatchewan Auto Fund is not a Crown corporation and is not included in CIC’s consolidated results. However, it is administered by Saskatchewan Government Insurance (SGI), and is, therefore, included in the commentary below.

Fiscal Year 2021-22 Highlights - Consolidated Basis

(millions of dollars)	2017-18	2018-19	2019-20	2020-21	2021-22

SaskEnergy	143.5	165.7	43.5	80.8	158.3
SaskTel	121.0	127.4	119.8	130.8	104.4
SGI CANADA	59.4	48.0	49.9	172.1	81.8
SaskPower	145.5	197.0	205.8	160.2	10.7

Saskatchewan Gaming Corporation	23.2	22.5	20.1	(13.4)	9.5
SaskWater	8.1	7.5	8.4	7.4	8.7
Saskatchewan Opportunities Corporation	5.6	3.5	3.0	0.6	1.1
CIC Asset Management Inc. (CIC AMI)[1]	(3.7)	(8.3)	9.3	19.5	(7.3)
Saskatchewan Transportation Company	26.6	—	—	—	—
CIC (Separate)	213.1	235.3	212.5	272.4	186.5
Consolidation adjustments[2]	(239.3)	(258.0)	(236.9)	(245.0)	(192.7)

CIC Consolidated net earnings	503.0	540.6	435.4	585.4	361.0

Saskatchewan Auto Fund	210.1	77.5	(46.7)	283.4	(38.9)

[1]

On April 1, 2021, First Nations and Metis Fund Inc., (FNMF), Saskatchewan Immigrant Investor Fund Inc., (SIIF), and CIC AMI amalgamated. All assets, liabilities, and obligations were amalgamated and the entity is operating as CIC AMI. 2017-18 to 2020-21 comparative information has been restated to include the results of CIC AMI, FNMF, and SIIF.

[2]

Consolidation adjustments reflect the elimination of all inter-entity transactions, such as grants from CIC to Crown corporations, revenues and expenses between Crown corporations, and dividends paid by Crown corporations to CIC.

During 2021-22, capital expenditures made by CIC and the Crown corporations under its purview totaled $1.6 billion compared to $1.2 billion spent in 2020-21. Total consolidated assets administered by CIC were $21.6 billion as at March 31, 2022, an increase of $0.6 billion from 2020-21.

On July 26, 2000, the Saskatchewan Rate Review Panel (Panel) was established. The Panel advises the Government of Saskatchewan on rate applications proposed by SaskEnergy, SaskPower and the Saskatchewan Auto Fund. The Panel reviews each rate application and provides an independent public report on its opinion about the fairness and reasonableness of the rate change, while balancing the interests of the customer, the Crown corporation and the public. The provincial Cabinet makes the final decision on rate change requests, which can differ from the Panel’s recommendation. Two rate applications were completed in 2021-22; one resulted in a recommendation to approve an increase in the natural gas commodity rate charge for SaskEnergy effective November 1, 2021, and the other resulted in a recommendation to approve a decrease in rates in the Saskatchewan Auto Fund.

CIC administered seven subsidiary Crown corporations at March 31, 2022 (six as of April 1, 2022 due to the transfer of SOCO). Following is a brief commentary on CIC’s five major holdings.

SGI CANADA

SGI CANADA is the trade name of the property and casualty insurance division of Saskatchewan Government Insurance (SGI) which offers products in five Canadian provinces. It operates as SGI CANADA in Saskatchewan and SGI CANADA Insurance Services Ltd. (SCISL) in Alberta, Manitoba, British Columbia, and Ontario. SCISL also has a wholly-owned subsidiary, Coachman Insurance Company, that operates in Ontario. Products are sold through a network of 147 independent brokers throughout Saskatchewan and 201 brokers operating in Manitoba, Alberta, British Columbia, and Ontario.

•	Net earnings decreased by $90.3 million to $81.8 million in 2021-22 (2020-21 - $172.1 million). The decrease was primarily due to lower investment earnings.

•	While investment returns were strong in 2021-22, they were lower than the returns experienced in 2020-21 due to the COVID-19 market rebound.

•	Dividends declared to CIC were $57.5 million (2020-21 - $87.0 million).

Saskatchewan Auto Fund

As the compulsory automobile insurance program for Saskatchewan residents, the Auto Fund provides vehicle registrations, driver’s licences, basic minimum liability insurance required to operate a vehicle and coverage for damage to or loss of an insured’s vehicle, subject to a deductible. The Auto Fund is administered by SGI. SGI’s role is to oversee the operations of the Auto Fund for the Province of Saskatchewan based on the legislative requirements contained in The Automobile Accident Insurance Act.

The Auto Fund does not receive money from, nor pay dividends to, the Province of Saskatchewan, SGI, or CIC. The Auto Fund is operated on a self-sustaining basis viewed over a long-term time frame. Any annual financial excess or deficiencies of the Auto Fund are recorded in its Rate Stabilization Reserve (RSR). The RSR is held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose by the government or the administrator.

•

Net earnings decreased by $322.3 million to a loss of $38.9 million in 2021-22 (2020-21 - $283.4 million earnings). This decrease is net of a $89.3 million rebate to policyholders. The Auto Fund generated a profit of $50.4 million excluding the rebate. The decrease was primarily due to lower investment earnings and higher claims incurred.

•	While investment returns were strong in 2021-22, they were lower than the returns experienced in 2020-21 due to the COVID-19 market rebound.

•	Net claims incurred increased primarily due to increased vehicle usage from higher traveling as a result of COVID-19 restrictions lifting.

SaskPower

SaskPower is Saskatchewan’s leading energy supplier. It generates, purchases, transmits, distributes, and sells electricity and related products and services. SaskPower uses a wide range of fuels including natural gas, coal, hydro, wind, and solar.

•

Net earnings decreased by $149.5 million to $10.7 million in 2021-22 (2020-21 - $160.2 million) primarily due to higher fuel costs, partially offset by increased electricity sales and earnings from exports.

•

Higher electricity sales can be largely attributed to the improved economic conditions in the province as Saskatchewan continued to recover from the COVID-19 pandemic. Export and electricity trading revenue increased due to additional opportunities to sell into the Alberta market at higher prices.

•

Fuel costs increased as a result of lower cost hydro generation being replaced with more expensive fuel sources because of low water levels in the province. Increased generation volumes and higher federal carbon charges also contributed to the increase.

•	Dividends declared to CIC were $3.2 million (2020-21 - $48.1 million).

SaskTel

SaskTel provides competitive wireless, voice, entertainment, internet, data, equipment, marketing, security, software and consulting products and services. The corporation’s major asset is a wholly-owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 100 years. SaskTel’s operations are regulated by the Canadian Radio-television and Telecommunications Commission.

•

Earnings decreased by $26.4 million to $104.4 million in 2021-22 (2020-21 - $130.8 million) primarily due to increased depreciation from continued investment in wireless and fibre infrastructure, the ongoing decline of wireline subscribers, and a decline in customer premise equipment sales as demand was higher in 2020-21 due to COVID-19 work-from-home requirements. This was partially offset by higher wireless, data, and broadband revenues.

•	Dividends declared to CIC were $94.0 million (2020-21 - $117.7 million).

SaskEnergy

SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial, and industrial customers in Saskatchewan. In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly-owned natural gas transmission and storage subsidiary.

•

Earnings increased by $77.5 million to $158.3 million in 2021-22 (2020-21 - $80.8 million) primarily due to favourable non-cash market value adjustments, more opportunities to purchase and sell natural gas in the market to generate earnings, rate increases, and a gain on purchase of the SaskEnergy head office building. This was partially offset by higher natural gas purchase costs.

•	Dividends declared to CIC were $21.5 million (2020-21 - $20.6 million).

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2017 through 2021.

	2017	2018	2019	2020	2021
Avg.	1.2821	1.3119	1.3299	1.3202	1.2534
High	1.2109	1.2552	1.2965	1.2404	1.2035
Low	1.3749	1.3638	1.4511	1.4211	1.2942

Source: Bloomberg - Mid price

On March 31, 2022, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, was $1.2496.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

Noon Rate	at March 31	U.S. Dollar
	2018	1.2894
	2019	1.3363
	2020	1.4187
	2021	1.2575
	2022	1.2496

Source: Bank of Canada

OFFICIAL STATEMENTS

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “Summary Financial Statement Supplementary Financial Information” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Ministry of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan”, and other than described in the first sentence of this paragraph, was prepared by representatives of the Ministry of Finance in their official capacities.

DEBT SUMMARY AND TERM DEBT OUTSTANDING

Debt Summary as of March 31, 2022

Summary	Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public - Medium-Term Notes	1,269,449
Term Debt Issued to the Public - Public Issue Debentures	24,869,020

$26,138,469
Debentures Issued to the Minister of Finance of Canada	635,625
Other Term Debt	762,551

Term Debt Outstanding	$27,536,645
Promissory Notes Outstanding	2,134,088

Gross Debt	$29,670,733

Medium-Term Promissory Notes
Series	Date of Original Issue	Maturity Date	Amount Outstanding	Coupon Rate		Canadian Dollars
803854KK3[3]	1-Apr-20	1-Apr-23	$800,000,000	CAD	CDOR+.048	$800,000,000
803854GZ5	24-Mar-99	5-Mar-29	60,000,000	CAD	5.60	60,000,000
803854HF8	17-Feb-00	25-Jan-30	25,000,000	CAD	6.25	25,000,000
803854JN91	25-Jan-00	25-Jan-30	169,995,000	CAD	6.35	169,995,000
803854HE1	25-Jan-00	25-Jan-30	30,000,000	CAD	6.35	30,000,000
803854JR06	13-Feb-09	13-Feb-32	29,954,000	CAD	6.30	29,954,000
803854JB5	10-Jun-03	5-Sep-33	104,500,000	CAD	5.80	104,500,000
803854HY74	16-Sep-02	5-Sep-42	50,000,000	CAD	5.70	50,000,000

			$1,269,449,000			$1,269,449,000

Public Issue Debentures
Series	Date of Original Issue	Maturity Date	Amount Outstanding	Coupon Rate		Canadian Dollars
803854FA1	21-Jul-92	15-Jul-22	$300,000,000	USD	8.50	$384,020,000
803854JW9	26-Feb-14	3-Jun-24	1,250,000,000	CAD	3.20	1,250,000,000
803854FP8	30-May-95	30-May-25	175,000,000	CAD	8.75	175,000,000
803854KM9	27-Jul-20	2-Sep-25	1,200,000,000	CAD	0.80	1,200,000,000
803854KB3	14-Mar-16	2-Jun-26	1,575,000,000	CAD	2.55	1,575,000,000
803854KE7	24-Feb-17	2-Jun-27	1,000,000,000	CAD	2.65	1,000,000,000
803854KF4	18-May-18	2-Dec-28	1,300,000,000	CAD	3.05	1,300,000,000
803854GY8	4-Dec-98	5-Mar-29	350,000,000	CAD	5.75	350,000,000
803854KJ6	4-Oct-19	2-Jun-30	1,400,000,000	CAD	2.20	1,400,000,000
803854KP2	12-May-21	2-Jun-31	1,600,000,000	CAD	2.15	1,600,000,000
803854HN	8-Aug-01	5-Sep-31	550,000,000	CAD	6.40	550,000,000
803854JA70	12-May-03	5-Sep-33	450,000,000	CAD	5.80	450,000,000
803854JH24	12-Aug-04	5-Sep-35	400,000,000	CAD	5.60	400,000,000
803854JJ89	15-Feb-05	5-Mar-37	425,000,000	CAD	5.00	425,000,000
803854JL36	26-May-06	1-Jun-40	1,050,000,000	CAD	4.75	1,050,000,000

803854JT6	3-Feb-12	3-Feb-42	800,000,000	CAD	3.40	800,000,000
803854JU3	9-Oct-13	2-Jun-45	1,450,000,000	CAD	3.90	1,450,000,000
803854KA5	17-Apr-15	2-Dec-46	2,200,000,000	CAD	2.75	2,200,000,000
803854KC1	13-Dec-16	2-Jun-48	2,125,000,000	CAD	3.30	2,125,000,000
803854KH0	15-Aug-18	2-Jun-50	2,500,000,000	CAD	3.10	2,500,000,000
803854KN7	13-Apr-21	2-Dec-52	1,000,000,000	CAD	2.80	1,000,000,000
803854JX7	13-Mar-14	2-Mar-54	725,000,000	CAD	3.75	725,000,000
803854KG2	26-Jun-18	2-Jun-58	650,000,000	CAD	2.95	650,000,000
803854KL1	2-Jun-20	2-Jun-60	310,000,000	CAD	2.35	310,000,000

			$24,785,000,000			$24,869,020,000

Canada Pension Plan Debt
Debenture Number	Date of Original Issue	Maturity Date	Amount Outstanding	Coupon Rate		Canadian Dollars
CPP-17	11-Jun-07	11-Jun-22	$3,900,000	CAD	4.81	$3,900,000
CPP-42/43	6-Jul-12	6-Jul-22	62,705,000	CAD	2.53	62,705,000
CHC-19	1-Sep-02	1-Sep-22	8,972,000	CAD	5.95	8,972,000
CHC-20	1-Oct-02	1-Oct-22	7,703,000	CAD	5.78	7,703,000
CHC-21	4-Nov-02	4-Nov-22	9,444,000	CAD	6.01	9,444,000
CHC-22/23	1-Dec-02	1-Dec-22	4,823,000	CAD	5.97	4,823,000
CHC-24	4-Jan-03	4-Jan-23	4,556,000	CAD	5.73	4,556,000
CHC-25	1-Mar-23	1-Mar-23	5,684,000	CAD	5.84	5,684,000
CHC-26	2-May-03	2-May-23	8,200,000	CAD	5.81	8,200,000
CHC-27/28	1-Jun-03	1-Jun-23	17,530,000	CAD	5.46	17,530,000
CPP-65	4-Jul-03	4-Jul-23	6,000,000	CAD	2.42	6,000,000
CPP-66	3-Nov-18	3-Nov-23	5,000,000	CAD	2.80	5,000,000
CPP-67	1-Dec-18	1-Dec-23	7,000,000	CAD	2.77	7,000,000
CHC-29/30	1-Mar-04	1-Mar-24	14,459,000	CAD	5.32	14,459,000
CPP-68	1-Jun-19	1-Jun-24	12,427,000	CAD	1.98	12,427,000
CPP-69	5-Jun-19	5-Jun-24	15,000,000	CAD	1.98	15,000,000
CPP-46	5-Jun-14	5-Jun-24	15,000,000	CAD	2.90	15,000,000
CPP-48	1-Dec-14	1-Dec-24	6,000,000	CAD	2.71	6,000,000
CHC-31	10-Apr-05	10-Apr-25	1,700,000	CAD	5.05	1,700,000
CPP-31	3-Dec-10	3-Dec-25	50,000,000	CAD	4.15	50,000,000
CPP-34	1-Mar-11	1-Mar-26	3,000,000	CAD	4.33	3,000,000
CPP-37	4-Jul-11	4-Jul-26	3,000,000	CAD	3.85	3,000,000
CPP-7	8-Aug-06	8-Aug-26	7,330,000	CAD	4.86	7,330,000
CPP-59	12-Mar-17	12-Mar-27	16,559,000	CAD	2.68	16,559,000
CPP-13	10-Apr-07	10-Apr-27	2,200,000	CAD	4.60	2,200,000
CPP-30	3-Dec-10	3-Dec-30	9,000,000	CAD	4.32	9,000,000
CPP-44	1-Dec-13	1-Dec-33	9,800,000	CAD	3.94	9,800,000
CPP-47	5-Jun-14	5-Jun-34	13,100,000	CAD	3.51	13,100,000
CPP-1	10-Jul-05	10-Jul-35	14,147,000	CAD	4.71	14,147,000
CPP-50	12-Dec-15	12-Dec-35	2,407,000	CAD	3.29	2,407,000
CPP-51	10-Jan-16	10-Jan-36	2,400,000	CAD	3.18	2,400,000
CPP-53	9-May-16	9-May-36	22,010,000	CAD	3.17	22,010,000
CPP-54	2-Jun-16	2-Jun-36	23,557,000	CAD	3.18	23,557,000
CPP-56	4-Jul-16	4-Jul-36	15,552,000	CAD	2.93	15,552,000
CPP-57	3-Nov-16	3-Nov-36	4,575,000	CAD	2.94	4,575,000

CPP-73	3-Nov-21	3-Nov-36	1,525,000	CAD	2.49	1,525,000
CPP-74	1-Dec-21	1-Dec-36	3,900,000	CAD	2.70	3,900,000
CPP-60	10-Apr-17	10-Apr-37	2,800,000	CAD	3.20	2,800,000
CPP-61	11-May-17	11-May-37	2,600,000	CAD	3.02	2,600,000
CPP-62	11-Jun-17	11-Jun-37	18,991,000	CAD	2.85	18,991,000
CPP-64	3-Mar-18	3-Mar-38	5,000,000	CAD	3.15	5,000,000
CPP-19	11-Jul-08	11-Jul-38	23,684,000	CAD	4.71	23,684,000
CPP-70	1-Sep-19	1-Sep-39	4,500,000	CAD	2.39	4,500,000
CPP-71	1-Dec-19	1-Dec-39	33,000,000	CAD	2.46	33,000,000
CPP-72	1-Mar-15	1-Mar-40	5,093,000	CAD	2.20	5,093,000
CPP-49	1-Mar-20	1-Mar-40	10,174,000	CAD	2.77	10,174,000
CPP-29	3-May-10	3-May-40	13,000,000	CAD	4.80	13,000,000
CPP-52	1-Mar-16	1-Mar-41	4,600,000	CAD	3.16	4,600,000
CPP-63	1-Mar-18	1-Mar-41	10,718,000	CAD	3.29	10,718,000
CPP-55	3-Jun-16	3-Jun-41	5,000,000	CAD	3.21	5,000,000
CPP-41	1-Mar-12	1-Mar-42	76,300,000	CAD	3.44	76,300,000

			$635,625,000			$635,625,000

Other Term Debt
Series	Date of Original Issue	Maturity Date	Amount Outstanding	Coupon Rate		Canadian Dollars
N/A	1-Mar-22	1-Mar-32	$100,000,000	CHF	2.73	$137,931,034
N/A	13-Dec-21	13-Dec-41	120,000,000	EUR	2.66	174,500,000
N/A	6-Oct-20	6-Oct-50	115,000,000	EUR	2.08	179,779,500
N/A	Various	Various	270,340,403	CAD	Various	270,340,403

			$605,340,403			$762,550,937

[1]

Debentures held by the Canada Pension Plan Fund are payable between 5 and 30 years after their respective date of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan. The debentures are subject in part to annual sinking funds.

[2]

Sinking funds are required for debt with a term of 10 years or more. Sinking Fund investments consist primarily of debentures of the Province of Saskatchewan, other provincial governments and the Government of Canada.

[3]

The Province has executed swap contracts to convert certain interest payments from floating to fixed for the fiscal year ending March 31, 2022. As of March 31, 2022, $650 million in outstanding floating rate debentures have not been swapped.

[4]	The Province has executed currency swap contracts to convert any foreign denominated debt into Canadian denomi3nated debt.